Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

HOME POINT FINANCIAL CORPORATION,

LONGHORN MERGER SUB, INC.

and

STONEGATE MORTGAGE CORPORATION

Dated as of January 26, 2017

i

Exhibit A            Form of Voting Agreement

INDEX OF DEFINED TERMS

Page

Acceptable Confidentiality Agreement	49
Acquisition Proposal	49
affiliate	61
Agency Approvals	40
Agreement	1
Applicable Requirements	27
Barclays	14
business day	61
Certificate	2
Certificate of Merger	2
Closing	2
Closing Date	2
Code	1
Commitment Letter	33
Company	1
Company Adverse Recommendation Change	50
Company Benefit Plans	16
Company Charter	4
Company Code of Regulations	4
Company Common Stock	2
Company Contract	22
Company Disclosure Schedule	7
Company Equity Awards	4
Company Equity Securities	10
Company Indemnified Parties	46
Company Material Adverse Effect	8
Company Meeting	10
Company Mortgage Loan	27
Company Preferred Stock	9
Company Qualified Plans	17
Company Real Property	23
Company Recommendation	10
Company Reports	12
Company RSU	4
Company Stock Option	3
Company Stock Plans	3
Company Systems	24
Company Voting Debt	9
Confidentiality Agreement	43
Continuation Period	45
Continuing Employees	45
Contract	11
Custodial Account	30

Page

Data Security Requirements	25
Dissenting Shares	7
dollars or $	61
Effect	8
Effective Time	2
Enforceability Exceptions	11
Environmental Laws	23
ERISA	16
ERISA Affiliate	17
Exchange Act	12
Exchange Agent	5
Exchange Fund	5
Excluded Shares	2
FBR	14
Funds	33
GAAP	8
Governmental Entity	11
HSR Act	11
Intellectual Property	25
Intervening Event	51
Intervening Event Adverse Recommendation Change	51
IRS	17
knowledge	61
Laws	18
Lease	23
Licenses	19
Liens	10
made available	61
Material Subsidiaries	50
Merger	1
Merger Consideration	2
Merger Sub	1
Merger Sub Common Stock	3
Mortgage Agency	19
Mortgage Loan	19
Multiemployer Plan	17
New Plans	45
New York Stock Exchange	12
Nonperforming Loan	28
Notifying Party	48
OGCL	1
Order	54
Parent	1
Parent Disclosure Schedule	31
Parent Material Adverse Effect	31

v

Page

Parent Related Parties	65
Permitted Encumbrances	24
person	61
Pipeline Loans	28
Premium Cap	47
Proxy Statement	11
Regulatory Agencies	20
Related Escrow Accounts	30
Related Party Contract	25
Representatives	48
Requisite Company Vote	10
Sarbanes-Oxley Act	12
SEC	11
Securities Act	12
Servicing Agreement	19
Servicing Rights	27
Servicing Tape	30
State Required Regulatory Approvals	41
Stockholders	5
Stone Point	43
Subsidiary	9
Superior Proposal	51
Superior Proposal Event	51
Surviving Corporation	1
Takeover Statute	25
TAP Plan	1
TAP Plan Preferred Stock	2
Tax	16
Tax Return	16
Taxes	16
Termination Date	56
Termination Fee	58
Third Party Consent	40
Transaction Litigation	53
Voting Agreement	1
Warrants	9

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 26, 2017 (this “Agreement”), by and among HOME POINT FINANCIAL CORPORATION, a New Jersey corporation (“Parent”), LONGHORN MERGER SUB, INC., an Ohio corporation and wholly owned subsidiary of Parent (“Merger Sub”), and STONEGATE MORTGAGE CORPORATION, an Ohio corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of each of Parent, Merger Sub and the Company have (a) determined that it is advisable and fair to, and in the best interests of, their respective companies and their stockholders to consummate the transactions contemplated by this Agreement, pursuant to which Merger Sub will, subject to the terms and conditions set forth herein, merge with and into the Company (the “Merger”) and (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution of this Agreement, Parent and certain directors, executive officers and stockholders of the Company are entering into voting and support agreements dated as of the date hereof (each, a “Voting Agreement”), in substantially the form attached as Exhibit A;

WHEREAS, (a) the Company has certain net operating losses for United States federal income Tax purposes; (b) Parent and the Company desire to avoid an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986 (the “Code”), prior to the consummation of the Merger and (c) in furtherance of such objective and as a condition to the willingness of Parent to enter into the Merger Agreement and as an inducement and in consideration therefor, concurrently with the execution of this Agreement, the Company and Broadridge Corporate Issuer Solutions, Inc. are entering into a Tax Asset Protection Plan (the “TAP Plan”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the General Corporation Law of the State of Ohio (the “OGCL”), at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the Laws of the State of Ohio unaffected by the Merger. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. New York City time at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another time, date or place is agreed to in writing by the parties (the “Closing Date”).

1.3 Effective Time. The Merger shall become effective as set forth in the certificate of merger to be filed with the Secretary of State of the State of Ohio on the Closing Date (the “Certificate of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the OGCL.

1.5 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any of the following securities:

(a) Subject to the last sentence of Section 1.5(b) and Section 2.4, each share of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall be automatically converted into the right to receive an amount in cash equal to $8.00, without interest (the “Merger Consideration”). As used in this Agreement, the term “Excluded Shares” means, collectively, (i) shares of Company Common Stock owned by the Company as treasury stock or owned by any Subsidiary of the Company, Parent or any Subsidiary of Parent immediately prior to the Effective Time and (ii) Dissenting Shares (as defined and to the extent provided in Section 2.4). In the event that the Company issues shares of any series of preferred stock (“TAP Plan Preferred Stock”) in lieu of Company Common Stock pursuant to the TAP Plan prior to the Effective Time, each such one ten-thousand of a share of TAP Plan Preferred Stock issued and outstanding immediately prior to the Effective Time, if any, shall be automatically converted into the right to receive an amount in cash equal to the Merger Consideration, as adjusted pursuant to the last sentence of Section 1.5(b), and such amount shall be considered Merger Consideration for purpose of this Agreement.

(b) At the Effective Time, all shares of Company Common Stock (other than Excluded Shares) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to non-certificated book-entry account arrangements for the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive the Merger Consideration pursuant to this Section 1.5. Certificates previously representing shares of Company Common Stock shall be exchanged for the Merger Consideration upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of capital stock of the Company (or any other securities convertible therefor or exchangeable thereto) shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split), subdivision, combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar change in capitalization (including the issuance of Company Common Stock or TAP Plan Preferred Stock pursuant to the TAP Plan or otherwise as a result of any exercise of Rights (as defined in the TAP Plan)), the Merger Consideration shall be equitably adjusted to reflect such change (it being further understood, for the avoidance of doubt, that, other than as a result of the vesting or exercise of any Company Equity Awards (as defined below), or any action that is otherwise permitted by this Agreement, in no event shall Parent be obligated to pay an aggregate Merger Consideration amount that is higher than the aggregate Merger Consideration as of the date hereof); provided that nothing in this Section 1.5(b) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all Excluded Shares shall automatically be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor, subject to any rights that a holder of Dissenting Shares may have under Section 2.4 or the OGCL.

1.6 Merger Sub Common Stock. At and after the Effective Time, each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (“Merger Sub Common Stock”) shall be converted into one issued and outstanding share of common stock of the Surviving Corporation.

1.7 Treatment of Company Equity Awards.

(a) At the Effective Time, except as otherwise agreed to in writing between a holder of a Company Stock Option (as defined below) and Parent, each option granted by the Company to purchase shares of Company Common Stock under the Company 2016 Omnibus Incentive Plan, the Company 2013 Omnibus Incentive Compensation Plan, the Company 2013 Non-Employee Director Plan and the Company Amended and Restated 2011 Omnibus Incentive Plan (collectively, the “Company Stock Plans”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Company Stock Option”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall entitle the holder of such Company Stock Option to receive (without interest), as soon as reasonably practicable after the Effective Time (but in any event no later than the Company’s first regularly scheduled payroll date that is at least five (5) business days after the Effective Time), an amount in cash equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of

Company Common Stock of such Company Stock Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Stock Option which has an exercise price per share of Company Common Stock that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b) At the Effective Time, except as otherwise agreed to in writing between a holder of a Company RSU (as defined below) and Parent, (i) any vesting conditions applicable to each outstanding restricted stock unit subject only to service-based vesting conditions (a “Company RSU”) under the Company Stock Plans, shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (ii) each Company RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall entitle the holder of such Company RSU to receive (without interest), as soon as reasonably practicable after the Effective Time (but in any event no later than the Company’s first regularly scheduled payroll date that is at least five (5) business days after the Effective Time), an amount in cash equal to (x) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided, that with respect to any Company RSUs that constitute nonqualified deferred compensation subject to section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Stock Plan and award agreement that will not trigger a Tax or penalty under section 409A of the Code.

(c) At or prior to the Effective Time, the Company, the Board of Directors of the Company and its Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are reasonably necessary to effectuate the treatment of the Company Stock Options and Company RSUs (collectively, the “Company Equity Awards”) pursuant to this Section 1.7. The Company shall take all actions reasonably necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any person pursuant to or in settlement of Company Equity Awards.

1.8 Articles of Incorporation of Surviving Corporation. At the Effective Time, the amended and restated articles of incorporation of the Company (the “Company Charter”), as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation without any amendment or modification until thereafter amended in accordance with applicable Law.

1.9 Code of Regulations of Surviving Corporation. At the Effective Time, the amended and restated code of regulations of the Company (the “Company Code of Regulations”), as in effect immediately prior to the Effective Time, shall be the code of regulations of the Surviving Corporation until thereafter amended in accordance with applicable Law.

ARTICLE II

EXCHANGE OF CERTIFICATES AND PAYMENT OF COMPANY EQUITY AWARDS

2.1 Parent to Make Merger Consideration Available. At or prior to the Effective Time, subject to the terms of this Agreement, Parent shall deposit, or shall cause to be deposited, with an exchange agent (the “Exchange Agent”) selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, delayed or conditioned) and engaged pursuant to an agreement in a form reasonably acceptable to the Company, for the benefit of the holders of Company Common Stock (the “Stockholders”), a cash amount in immediately available funds equal to the aggregate Merger Consideration payable in respect of all shares of Company Common Stock (other than Excluded Shares) issued and outstanding immediately prior to the Effective Time (such cash amount being hereinafter referred to as the “Exchange Fund”), to be paid to the Stockholders in accordance with the procedures set forth in Section 2.2.

2.2 Delivery of Merger Consideration.

(a) As promptly as practicable after the Effective Time, but in no event later than three (3) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Common Stock (other than Excluded Shares) immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Section 1.5(a), a letter of transmittal (which shall be in customary form, specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or, in the case of book-entry account arrangements, a customary “agent’s message”) to the Exchange Agent, and contain such other provisions as Parent, the Company and the Exchange Agent may reasonably agree) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a check representing a cash amount in immediately available funds equal to (x) the number of shares of Company Common Stock represented by such Certificate multiplied by (y) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2 and subject to Section 2.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration.

(b) In the event of a transfer of ownership of a Certificate representing Company Common Stock that is not registered in the stock transfer records of the Company, the proper amount of cash shall be paid to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a person other than the registered holder of the Certificate or establish to the satisfaction of Parent that the Tax has been paid or is not applicable.

(c) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration to be paid in consideration therefor in accordance with the procedures in this Section 2.2.

(d) Any portion of the Exchange Fund (including any interest received with respect thereto) that remains unclaimed by the Stockholders for 180 days after the Effective Time shall be paid to Parent. Any former Stockholders who have not theretofore complied with this Section 2.2 shall thereafter look only to Parent for payment of the Merger Consideration, without any interest thereon, upon due surrender of their Certificates. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former Stockholder for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates immediately prior to such time on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent (or, at Parent’s election, the Surviving Corporation), free and clear of all claims or interest of any person previously entitled thereto.

(e) Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration (or any other consideration otherwise payable pursuant to this Agreement) such amounts as Parent, Merger Sub and the Surviving Corporation, as the case may be, are required to deduct and withhold under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Agreement.

2.3 Payment of Company Equity Awards. Parent shall take all actions necessary so that, no later than the Company’s first regularly scheduled payroll date that is at least five (5) business days after the Effective Time, the Surviving Corporation shall pay or cause to be paid to each holder of a Company Equity Award the amounts to which such holder is entitled as determined in accordance with Section 1.7 through the payroll system of the Surviving Corporation or its applicable Subsidiary, to the extent permitted thereby. In the event that the Surviving Corporation has insufficient cash to make such payment to each holder of Company Equity Awards, Parent shall pay such amounts or provide to the Surviving Corporation sufficient cash to pay such amounts.

2.4 Dissenting Shares.

(a) Notwithstanding anything to the contrary set forth in this Agreement, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all of the provisions of the OGCL concerning the rights of holders of shares of Company Common Stock to require payment of fair cash value of such Company Common Stock (collectively, the “Dissenting Shares”), in accordance with Sections 1701.84 and 1701.85 of the OGCL, shall not be converted into a right to receive the Merger Consideration but shall instead be entitled to payment of such consideration as may be determined to be due in accordance with Section 1701.85 of the OGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Section 1701.85 of the OGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1701.85 of the OGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.5 upon surrender of the Certificates representing such shares of Company Common Stock.

(b) (i) The Company shall give prompt notice to Parent of any demands received by the Company for appraisal, any withdrawals of such demands and any other instruments served pursuant to the OGCL and received by the Company relating to Section 1701.85 of the OGCL and (ii) Parent shall have the right to participate in and control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make, or offer to make, any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to any such appraisal demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in (a) the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided, that (i) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Company Material Adverse Effect and (ii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced therein and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from reading only the disclosure that such disclosure applies to such other sections, or (b) any Company Reports filed by the Company on or after January 1, 2015 and prior to the date hereof (but disregarding any exhibits to any filed Company Reports or risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature); provided, that nothing in the Company Reports shall be deemed to be an exception to, or disclosure for purposes of, the Company’s representations and warranties set forth in Section 3.1 (Corporate Organization), Section 3.2 (Capitalization), Section 3.3 (Authority; No Violation), Section 3.7 (Broker’s Fees), Section 3.18 (State Takeover Laws) or Section 3.19 (Opinion), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of the Company Charter and the Company Code of Regulations as in effect as of the date of this Agreement have previously been made available by the Company to Parent and the Company is not in violation of its organizational or governing documents. As used in this Agreement, the term “Company Material Adverse Effect” means, with respect to the Company, any fact, change, event, occurrence or development (an “Effect”) that (i) has a material adverse effect on the business, properties, assets, liabilities, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, that, with respect to this clause (i), Company Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions, (C) changes, including changes in applicable Laws, after the date hereof, to the housing market, residential mortgage market or residential Mortgage Loan industry generally, (D) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on the Company’s and its Subsidiaries’ relationships with its customers or employees) or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby (it being understood that, for purposes of Section 3.3(b) and Section 3.4, the exceptions set forth in this clause (D) shall not apply in determining whether a Company Material Adverse Effect has occurred), or (E) a decline, in and of itself, in the trading price of the Company Common Stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Company Material Adverse Effect has occurred); except, with respect to subclauses (A), (B) or (C) to the extent that any Effects are disproportionately adverse to the business, properties, assets, liabilities, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and its Subsidiaries operate, or (ii) prevents or would reasonably be expected to prevent the ability of the Company or any of its Subsidiaries to perform in all material respects its obligations under this Agreement and to timely consummate the transactions contemplated hereby in accordance with the terms hereof. As used in this Agreement, the term “Subsidiary” means, with respect to any person, any other person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such person and/or by one or more of its Subsidiaries.

(b) Each Subsidiary of the Company (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company as of the date hereof. The Company has made available to Parent complete and correct copies of the certificate of incorporation and bylaws (or similar organizational documents) of each Subsidiary of the Company, in each case, as amended to the date of this Agreement, and each is in full force and effect.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, without par value (“Company Preferred Stock”). As of the date hereof, there are (i) 25,988,457 shares of Company Common Stock issued, 25,854,022 of which are outstanding, (ii) no shares of Company Preferred Stock issued and outstanding, (iii) no shares of Company Common Stock held in treasury, (iv) 307,854 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Stock Options, (v) 377,290 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Company RSUs, (vi) 277,777 shares of Company Common Stock reserved for issuance upon the exercise of the outstanding warrants to purchase shares of Company Common Stock (the “Warrants”), and (vii) no other shares of capital stock or other voting securities of the Company issued, reserved for issuance or outstanding. All the issued and outstanding shares of Company Common Stock have been, and all shares of Company Common Stock that may be issued from and after the date of this Agreement and prior to the Effective Time upon exercise or settlement of the Company Equity Awards and the Warrants will be, when issued, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, any purchase option, call option or right of first refusal or similar rights with no personal liability attaching to the ownership thereof. No

Subsidiary of the Company owns shares of Company Common Stock. There are no outstanding or existing bonds, debentures, notes or other indebtedness that have the right to vote (or which are convertible into and exercisable for securities having the right to vote) on any matters on which Stockholders may vote (“Company Voting Debt”). Other than the Company Equity Awards and the Warrants disclosed pursuant to the first sentence of this Section 3.2(a), there are no outstanding or existing (i) subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company or any of its Subsidiaries to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities (ii) restricted shares, stock appreciation rights, “phantom” stock rights, profit participations, performance rights to the ownership or earning of the Company or any of its Subsidiaries or other equity-based awards, or any obligations of the Company or any of its Subsidiaries that are linked to the value of the Company Common Stock or any shares of capital stock of any Subsidiaries of the Company (the foregoing clauses (i)-(ii), collectively, “Company Equity Securities”), or (iii) voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company or its Subsidiaries.

(b) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests of any kind or nature whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth, as of January 26, 2017, a true and complete list of all Company Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder of Company Equity Awards, (ii) the number of shares subject to each Company Equity Award, (iii) the grant date of each Company Equity Award, and (iv) the exercise price for each Company Stock Option.

(d) Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has any indebtedness for borrowed money (other than indebtedness for borrowed money owed by any direct or indirect wholly owned Subsidiary of the Company to the Company or another direct or indirect wholly owned Subsidiary of the Company).

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the Merger, to the adoption of this Agreement by the affirmative vote of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote (the “Requisite Company Vote”) at a duly held meeting of the Stockholders (the “Company Meeting”). The Board of Directors of the Company, at a meeting duly called at which a quorum of directors of the Company was present, has unanimously adopted resolutions (i)

determining that the Merger, on the terms and conditions set forth in this Agreement, is advisable and fair to, and in the best interests of, the Company and the Stockholders, (ii) adopting this Agreement and approving the Company’s execution, delivery and performance of this Agreement, including the consummation of the Merger and the other transactions contemplated hereby, and (iii) resolving to recommend that the Stockholders approve this Agreement (the “Company Recommendation”) and directing that this Agreement and the transactions contemplated hereby be submitted to the Stockholders for adoption at the Company Meeting. Such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for (i) the approval of this Agreement by the Requisite Company Vote and (ii) the filing of the Certificate of Merger as required by the OGCL, no other vote or corporate proceedings on the part of the Company, the Board of Directors of the Company or the Stockholders are necessary to authorize, adopt or approve this Agreement or to consummate the Merger. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by both Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and general equity principles (the “Enforceability Exceptions”).

(b) The execution and delivery of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, and compliance by the Company with any of the terms or provisions hereof, will not (i) subject to obtaining the Requisite Company Vote, conflict with or result in a violation of any provision of the Company Charter or the Company Code of Regulations, (ii) assuming compliance with the matters referred to in Section 3.4, subject to obtaining the Requisite Company Vote, violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, commitment or other instrument or obligation, whether written or oral (each, a “Contract”), to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of this clause (iii)) for such violations, conflicts, breaches or defaults which would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

3.4 Consents and Approvals. Except for (a) (1) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in preliminary and definitive form relating to the Company Meeting (including the notice of meeting and form of proxy, and any other document incorporated by reference therein, including any amendments or supplements thereto, the “Proxy Statement”) and (2) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act or the Securities Act, and rules and regulations of the SEC promulgated thereunder, as may be required in connection with this Agreement or the Merger, (b) the filing of the Certificate of Merger with the Secretary of State of the State of

Ohio, (c) the filings and notices required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (d) the filing of any required applications, filings or notices with any court, administrative agency or commission or other governmental authority (each, a “Governmental Entity”), including any Regulatory Agency, set forth in Section 3.4 of the Company Disclosure Schedule, and (e) such other consents, approvals, filings or registrations which, if not obtained or made, would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the Merger and the other transactions contemplated hereby on a timely basis, no consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the Merger and the other transactions contemplated hereby.

3.5 Company Reports.

(a) The Company and each of its Subsidiaries have timely filed or furnished all reports, forms, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file or furnish with the SEC pursuant to the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”) (collectively, together with all exhibits, financial statements and schedules thereto, and all information incorporated therein by reference, but excluding the Proxy Statement, the “Company Reports”). At the time of its filing or being furnished, each of the Company Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports. None of the Company’s Subsidiaries are required to file or furnish with or to the SEC any periodic or current reports pursuant to Section 13 or 15(d) of the Exchange Act.

(b) Each of the Company and its Subsidiaries is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of NYSE (the “New York Stock Exchange”). To the knowledge of the Company, as of the date of this Agreement, none of the Company Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

3.6 Financial Statements.

(a) Each of the financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, consolidated cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the periods shown or as of the respective dates set forth therein (subject, in the case of unaudited statements, to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods and as of the dates involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. KPMG LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of the Company, except for those liabilities that are (i) reflected or reserved against on the consolidated balance sheet of the Company included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 or any of its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 (including any notes thereto), (ii) incurred in the ordinary course of business consistent with past practice since December 31, 2015, or (iii) incurred in connection with this Agreement and the transactions contemplated hereby. Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to be, either individually or in the aggregate, material to the Company. The Company has (x) implemented and maintains disclosure controls and procedures and internal control over financial reporting (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the Chief Executive Officer and Chief Financial Officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the Audit Committee of the Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures, if any, were made by management to the Company’s outside auditors and the Audit Committee of the Board of Directors of the Company and a copy of any such disclosure has been made available to Parent. The Company has no reason to believe that the Company’s outside auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since December 31, 2013, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or, to the knowledge of the Company, to any director or officer of the Company.

3.7 Broker’s Fees. With the exception of the engagement of Barclays Capital Inc. (“Barclays”) and FBR & Co. (“FBR”), none of the Company, any of its Subsidiaries or any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. The Company has made available to Parent true and complete copies of all contracts, agreements and arrangements with respect to the engagement by the Company of Barclays and FBR related to the Merger and the other transactions contemplated hereby.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2015, no Effect has occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Section 3.8, Section 5.1 and Section 5.2 of the Company Disclosure Schedule (in the case of Section 5.1 and Section 5.2 of the Company Disclosure Schedule, solely to the extent the applicable action occurs following the date hereof) and in connection with matters related to this Agreement and the Company’s review of its strategic alternatives (which, for the avoidance of doubt, shall not include entering into an agreement or transaction for an Acquisition Proposal on or after the date of this Agreement), since December 31, 2015, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice, and from such date until the date hereof, there has not been any action taken or committed to be taken by the Company or any of its Subsidiaries which, if taken following entry by the Company into this Agreement, would have required the consent of Parent pursuant to Section 5.2(a) (Indebtedness), Section 5.2(c) (Dividends), Section 5.2(h) (New Lines of Business), Section 5.2(i) (Acquisitions), or Section 5.2(p) (Change in Accounting).

3.9 Legal Proceedings.

(a) Except as has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers or, as of the date of this Agreement, challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no pending, or, to the knowledge of the Company, threatened, material injunction, order, judgment or decree imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

3.10 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has duly and timely filed (including all applicable extensions) all income and other material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material amounts of Taxes owed by the Company and each of its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid by the Company and its Subsidiaries. Each of the Company and its Subsidiaries has withheld and timely paid all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than any such agreement or arrangement (i) exclusively between or among the Company and its Subsidiaries or (ii) entered into in the ordinary course of business consistent with past practice a primary subject matter of which is not related to Taxes. Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company), (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury regulations section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by assumption, by contract, operation of Law or otherwise, (C) is or has ever been a party to any “listed transaction” as defined in Treasury regulations section 1.6011-4(b), (D) has received or requested any ruling (or any other binding agreement) of a taxing authority, that is still in force (if received) or pending (if requested) or (E) entered into a closing agreement under Section 7121 of the Code (or any similar provision of state, local or foreign Law). Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under section 355 or section 361 of the Code. No written claim has ever been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction that has not been resolved.

(b) As of December 31, 2016, the net operating loss carryforwards of the Company and its Subsidiaries (as determined under section 172 of the Code), calculated as if the taxable year of the Company ended on such date, were not less than the amount set forth on Schedule 3.10(b).

(c) The Company has not undergone an “ownership change” within the meaning of section 382(g) of the Code from October 17, 2013 through the date of this Agreement.

(d) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments, whether disputed or not, together with all penalties and additions to tax and interest thereon.

(e) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees and Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, bonus, employment, change in control, termination, severance plans or other employee plans, programs, policies, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries and with respect to which any ongoing obligation exists or any liability or potential liability exists with respect to the Company or any of its Subsidiaries, excluding, in each case, any “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plan”).

(b) The Company has made available to Parent true and complete copies of (i) each material Company Benefit Plan, including any amendments thereto, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the Internal Revenue Service (“IRS”), (C) the most recently received IRS determination or opinion letter, if any, relating to such Company Benefit Plan, and (D) all material correspondence to or from any Governmental Entity received in the last three years with respect to such Company Benefit Plan.

(c) Each Company Benefit Plan has been established, funded (if applicable), operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code.

(d) Section 3.11(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination or opinion letter with respect to each Company Qualified Plan and the related trust, and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(e) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates maintains, contributes to or has contributed (or had any obligation to contribute) in the last six (6) years or has any liability with respect to an employee benefit plan that is subject to sections 412 or 302 of the Code or Title IV of ERISA. None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has any obligation or liability (including any contingent liability) under, any Multiemployer Plan. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of section 414 of the Code.

(f) Neither the Company nor any of its Subsidiaries sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by section 4980B of the Code or similar state Law.

(g) All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company or its Subsidiaries.

(h) There are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of the Company, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit against the Company Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company or its Subsidiaries.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, acceleration, exercisability or delivery of, cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan or otherwise, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, individual service provider or director of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of section 280G of the Code. Neither the Company nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under sections 4999 or 409A of the Code (or any corresponding provisions of state or local Law relating to Tax).

(j) There are no pending or, to the knowledge of the Company, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company and its Subsidiaries.

3.12 Compliance with Applicable Law.

(a) The Company and each of its Subsidiaries are, and at all times since December 31, 2013 have been, in compliance with and are not, and at all times since December 31, 2013 have not been, in default or violation under any applicable federal, state, local or foreign law, statute or ordinance, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit enacted, adopted, promulgated or applied by a Governmental Entity (collectively, “Laws”), policy and/or guideline applicable to the Company or any of its Subsidiaries or any of their properties or assets, including the applicable provisions of the Safe and Fair Enforcement for Mortgage Licensing Act of 2008, the Gramm-Leach-Bliley Act, the Sarbanes-Oxley Act, the Equal Credit Opportunity Act and Regulation B thereunder, the Home Ownership and Equity Protection Act, the Fair Housing Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z thereunder, the Home Mortgage Disclosure Act and Regulation C thereunder, the Fair Debt Collection Practices Act, the Real Estate Settlement Procedures Act and Regulation X, the Dodd-Frank Wall Street Reform and Consumer Protection Act and any regulations promulgated by the Consumer Financial Protection Bureau and the Federal Housing Finance Agency, Electronic Signatures in Global and National Commerce Act, the Homeowners Protection Act and all other applicable Laws relating to the origination, financing and servicing of Mortgage Loans and debt collection, except where neither such failure to comply with nor such default or violation under any such applicable Law has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries holds, and have at all times since December 31, 2013 held, all licenses, franchises, permits, certificates, approvals and authorizations (or exemptions therefrom) issued or granted by a federal, state or local Governmental Entity (collectively, “Licenses”) that are necessary to own, lease and operate its properties and assets, and to carry on and operate their respective businesses as presently (and previously) conducted (and have paid all fees and assessments due and payable in connection therewith), except those Licenses the absence of which (or the failure to pay any fees or assessments in connection therewith) has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. Except as has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (i) each License is valid and in full force and effect, (ii) the Company and its Subsidiaries are in compliance with all such Licenses, (iii) neither the Company nor any of its Subsidiaries has been since December 31, 2013 or is currently in default or violation of any of the Licenses, and (iv) neither the Company nor any of its Subsidiaries has received any written notice of any cancellation or suspension of any such License.

(c) As of the date hereof, the Company (i) is approved as an issuer of the Government National Mortgage Association, a Seller/Servicer of the Federal National Mortgage

Corporation and the Federal Home Loan Mortgage Corporation, and a lender of the Federal Housing Administration, the Veterans Administration and the United States Department of Agriculture (each of the forgoing entities, a “Mortgage Agency”), (ii) has not received any written notice of any cancellation or suspension of, or material limitation on, its status as an approved issuer, Seller/Servicer or lender, as applicable, by any of the Mortgage Agencies, and (iii) has not received any written notice indicating that any event has occurred or any circumstance exists that could reasonably be expected to result in the Company or any of its Subsidiaries not maintaining its Servicing Rights in respect of any Servicing Agreement with a Mortgage Agency or other third party, except, in the case of this clause (iii), as has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, (x) “Servicing Agreement” means any contract pursuant to which the Company is obligated to a third party to administer, collect and remit payments of principal and interest, to collect and forward payments of Taxes and insurance, to administer escrow accounts, and/or to foreclose, repossess or liquidate collateral after default, in each case for any Mortgage Loan, and (y) “Mortgage Loan” means any United States individual one-to-four family residential mortgage loan or other extension of credit for a personal, family, or household use secured by a Lien on United States real property of a borrower.

(d) Since December 31, 2013, neither the Company nor its Subsidiaries has received any written notice from any Governmental Entity charged with the supervision or regulation of the Company’s business, including any Mortgage Agency (collectively, “Regulatory Agencies”), asserting that the Company or any of its Subsidiaries has violated or has not complied with the applicable underwriting, servicing or other standards or guidelines with respect to Mortgage Loans originated, financed or serviced by the Company or any of its Subsidiaries. Since December 31, 2013, the Company has filed all material reports, notifications and other filings required to be filed with any Regulatory Agency pursuant to applicable Law (and has paid all fees and assessments due and payable in connection therewith), except where the failure to make such filings or pay such fees and assessments has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(e) Except as set forth in Section 3.12 of the Company Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, since December 31, 2013 (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company or any of its Subsidiaries, investigation into the business or operations of the Company or any of its Subsidiaries, and (ii) there has been no formal disagreements or disputes with any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries, in each case of clauses (i) and (ii), which has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(f) Since December 31, 2013, except as has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries, or, to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its

Subsidiaries has, directly or indirectly, (a) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, or any similar federal, state or foreign Law applicable to the Company or any of its Subsidiaries, (d) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (f) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract (excluding any Company Benefit Plans):

(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) which is a Related Party Contract;

(iii) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts or limits the conduct of any line of business or geographic area in which the Company or any of its Subsidiaries may operate or, upon consummation of the Merger, will so restrict the ability of the Surviving Corporation or any of its affiliates to engage in such activities;

(iv) with or to a labor union or guild (including any collective bargaining agreement);

(v) which grants any put, call, right of first refusal, right of first offer or most-favored nation provisions with respect to any material assets, rights or properties of the Company or its Subsidiaries that, upon consummation of the Merger, will apply to the Surviving Corporation or any of its affiliates;

(vi) which, other than in the ordinary course of business consistent with past practice, (A) since December 31, 2013, relates to the acquisition or disposition, directly or indirectly, of assets or capital stock (by merger, capital contribution or otherwise) of any person for aggregate consideration (including assumption of indebtedness) in excess of $500,000 (1) with any outstanding obligations as of the date of this Agreement that are material to the Company and its Subsidiaries, taken as a whole, or (2) pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other contingent payment obligations after the date of this Agreement reasonably likely to result in the payment of in excess of $500,000; or (B) gives any person the right to acquire any material assets of the Company or its Subsidiaries after the date of this Agreement with a total consideration of more than $500,000;

(vii) which requires any capital commitment or capital expenditures (or series of capital expenditures) by the Company or any of its Subsidiaries in an amount in excess of $500,000 in the aggregate;

(viii) which restricts payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of its Subsidiaries;

(ix) under which the Company or any of its Subsidiaries (A) grants or is granted, in any material respect, a license or other right with respect to any Intellectual Property (including any settlement or co-existence agreements or agreements with covenants not to sue, but excluding any non-exclusive license (x) for the use of any commercially available, off-the-shelf software with a replacement cost and/or aggregate annual payments of less than $50,000, and/or (y) which is granted in the ordinary course of business of the Company and its Subsidiaries and is not material to the Company and/or any of its Subsidiaries), or (B) is subject to any material restrictions with respect to any Intellectual Property owned by the Company and its Subsidiaries;

(x) other than in the ordinary course of business, with any Governmental Entity for the purpose of fulfilling a contract from such Governmental entity;

(xi) involving the settlement of any claim, action or proceeding or threatened claim, action or proceeding (or series of related claims, actions or proceedings), other than a claim, action or proceeding relating to Taxes, (A) which (x) may involve payments after the date hereof, or involved payments in excess of $500,000 or (y) may impose, or imposed, material restrictions on Parent or any of its Subsidiaries or (B) that is with any Governmental Entity;

(xii) pursuant to which the Company or any of its Subsidiaries is obligated to pay, or entitled to receive, payments in excess of $500,000 during the life of the Contract, which cannot be terminated by the Company or such Subsidiary on less than sixty (60) days’ notice without material payment or penalty;

(xiii) relating to or evidencing (A) outstanding indebtedness of the Company or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) having an outstanding principal amount in excess of $1,000,000 or relating to any interest rate, currency or commodity derivatives or hedging transactions other than Contracts solely among the

Company and any wholly owned Subsidiary or (B) Liens, other than Permitted Encumbrances, upon any material part of the assets or properties of the Company or its Subsidiaries; and

(xiv) wherein or whereby the Company or any of its Subsidiaries has agreed to, or assumed, any obligation or duty to indemnify and hold harmless and such obligation or duty is uncapped or otherwise not limited, other than (x) non-material Contracts entered into in the ordinary course of business and (y) any obligations of the Company or any of its Subsidiaries to indemnify their respective directors, officers or employees.

Each Contract of the type described in this Section 3.13(a) in existence as of the date hereof (excluding any Company Benefit Plan), is referred to herein as a “Company Contract”.

(b) In each case, except as has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Contract, (iii) to the Company’s knowledge, each third party counterparty to each Company Contract has performed all obligations required to be performed by it to date under such Company Contract, (iv) neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of any Company Contract by any third party counterparty thereto, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Contract. The Company has made available to Parent true, correct and complete copies of each Company Contract as of the date hereof.

3.14 Environmental Matters. Except as has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance, and have complied since December 31, 2013, with all Laws, all policies and guidelines of any Governmental Entity, and all permits, authorizations and requirements of any Governmental Entity relating to: (a) pollution, the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure, or natural resource damages, (b) the treatment, handling, storage, labeling, notification, use, presence, transportation, disposal, arranging for disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of Company, any private environmental investigations or remediation activities or governmental investigations of any nature, seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened, which liability or obligation has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, private environmental investigation or remediation activity, action or governmental investigation that would impose any liability or obligation that has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, except as has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, there are no liabilities of or relating to the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law, and there are no facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such liability. The Company and its Subsidiaries have made available to Parent all material environmental audits, reports and other material environmental documents as of the date of this Agreement relating to the Company’s past or current properties, facilities or operations (including any property which the Company or its Subsidiaries have foreclosed or are in the process of foreclosing on) which are in their possession or under their reasonable control.

3.15 Real Property. Neither the Company nor any of its Subsidiaries owns any real property. Section 3.15 of the Company Disclosure Schedule sets forth a list of each lease, sublease and other similar agreement (each, a “Lease”) for any land, buildings, structures, improvements or other leasehold interest in real property held by the Company and its Subsidiaries as of the date of this Agreement (collectively, the “Company Real Property”). Except as has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries is the lessee of all the Company Real Property, free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and (ii) each Lease is valid without default thereunder by the lessee or, to the knowledge of the Company, the lessor. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against the Company Real Property. Neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any person the right to use or occupy such Company Real Property or any portion thereof. Neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in such Lease or any interest therein. As used in this Agreement, “Permitted Encumbrances” means (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

3.16 Intellectual Property. Except as has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (a) (i) the use of any Intellectual Property by the Company and its Subsidiaries has not infringed, misappropriated or otherwise violated the rights of any person and is in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to the Company that the

Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of the Company, infringing, misappropriating or otherwise violating, any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or its Subsidiaries, (c) neither the Company nor any of its Subsidiaries has received any notice of any pending claim with respect to any Intellectual Property owned by the Company or any of its Subsidiaries, and the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all material Intellectual Property owned or licensed, respectively, by the Company and its Subsidiaries, and (d) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (i) the computer, software, and other information technology systems owned, licensed or leased by the Company or any of its Subsidiaries in the conduct of their respective businesses as currently conducted (the “Company Systems”) are in good working order and sufficient for the needs of the Company and its Subsidiaries in the conduct of their respective businesses as currently conducted (including with respect to the number of license seats and scope of rights for all software licensed); (ii) there have not been any failures, breakdowns, continued substandard performance or other adverse events affecting any Company Systems that have caused or could reasonably be expected to cause any material disruption or interruption in, or to the use of, any Company Systems or any of the businesses of the Company or any of its Subsidiaries; (iii) the Company has taken commercially reasonable actions to protect the security and integrity of the Company Systems and the data and other information contained therein; (v) to the knowledge of the Company, there have been no unauthorized access to or uses or other security breaches of any Company Systems or any data or other information; (iv) the Company and each of its Subsidiaries, and the conduct of each of their respective businesses, have been in compliance with all Data Security Requirements in all material respects; and (v) neither the Company nor any of its Subsidiaries has received notice of, or been subject to any audits, actions, inspections or investigations by any Governmental Entity, or received any claims or complaints, regarding the collection, dissemination, storage, distribution, transfer or other use or disposition of any personally identifiable information (including payment card information). For purposes of this Agreement, (A) “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, and counterparts thereof, in any jurisdiction; trade secrets and know-how; and copyrights, copyrights registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and (B) “Data Security Requirements” means collectively, all of the following to the extent relating to privacy, data protection or security (including any security breach notification requirements) of information: all (x) the Company’s and any of its Subsidiaries’ own rules, policies and procedures, and (y) industry standards applicable to the industry in which the Company or any of its Subsidiaries operates (including, as applicable, the Payment Card Industry Data Security Standard (PCI DSS)).

3.17 Related Party Transactions. Except as set forth in Section 3.16 of the Company Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rule 13d-3 and Rule 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company) on the other hand, except those of a type available to employees of the Company or its Subsidiaries generally (each such agreement, arrangement or understanding, a “Related Party Contract”).

3.18 State Takeover Laws; No Rights Agreement. No “moratorium,” “control share,” “fair price,” “interested stockholder” or other similar anti-takeover Law (any such Law, a “Takeover Statute”) is applicable to the Merger or the other transactions contemplated by this Agreement. The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan, other than the TAP Plan.

3.19 Opinion. Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Barclays to the effect that, as of the date of such opinion, and based upon and subject to the procedures followed, factors considered, assumptions made, and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.20 Company Information. The Proxy Statement will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time of the mailing of the Proxy Statement to the Stockholders and at the time of the Company Meeting (taking into account any amendments thereof or supplements thereto), the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to information supplied by Parent or any affiliate or representative of Parent.

3.21 Insurance. Except as has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as are customary for companies of similar size in the same or similar lines of business as the Company and its Subsidiaries, (b) the Company and its Subsidiaries are in compliance with their respective insurance policies and Contracts and are not in default under any of the terms thereof, (c) all premiums and other payments due under any such insurance policy have been paid, and each such insurance policy is outstanding and in full force and effect and, (d) except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary is the sole beneficiary of such policies. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies).

3.22 Mortgage Lending Practices.

(a) Except as set forth in Section 3.22(a) of the Company Disclosure Schedule and except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect: (i) (x) each Company Mortgage Loan was underwritten, originated, funded and delivered in accordance with all Applicable Requirements in effect at the time such Company Mortgage Loan was originated, funded or delivered, as applicable, and (y) no such Company Mortgage Loan is subject to any defect or condition that would allow an investor or Regulatory Agency to increase the loss level for such Company Mortgage Loan, seek repurchase or indemnification or seek other recourse or remedies against Company or its Subsidiaries; (ii) no facts or circumstances exist that would result in the loss or reduction of any mortgage insurance or guarantee benefit, or claims for recoupment or restitution of payments previously made under any mortgage insurance or guarantee benefit; (iii) to the knowledge of the Company, each appraisal obtained in connection with the Company Mortgage Loans complies with uniform standards of professional appraisal practice in effect at the time the appraisal was conducted; (iv) each Company Mortgage Loan originated as a qualified mortgage, as defined in Regulation Z (12 CFR §1026.43), is a qualified mortgage and meets the qualified mortgage standards set forth therein; and (v) no Company Mortgage Loan was a “high cost” loan under the Home Ownership and Equity Protection Act, as amended, or a “high cost,” “threshold,” “covered,” or “predatory” loan under any other applicable Law (or a similarly classified loan using different terminology under a Law imposing heightened regulatory scrutiny or additional legal liability for Mortgage Loans having high interest rates, points and/or fees). For purposes of this Agreement, “Company Mortgage Loan” means a Mortgage Loan, whether in the form of a mortgage, deed of trust, or other equivalent security instrument that was obtained for consumer, household or family purposes, and originated, purchased or serviced or subserviced at any time after December 31, 2013 by the Company or its Subsidiaries; “Applicable Requirements” means, as of the time of reference, (A) all applicable Laws relating to the origination (including the taking, processing and underwriting of the relevant Company Mortgage Loan application and the closing and/or funding of the relevant Company Mortgage Loan), sale, pooling, servicing, subservicing or enforcement of, or filing of claims in connection with, any Company Mortgage Loan or Servicing Rights at the relevant time, (B) all of the terms of the mortgage note, security instrument and any other related loan documents relating to each Company Mortgage Loan, (C) all requirements set forth in the Servicing Agreements, (D) any Orders applicable at the relevant time(s) to any Company Mortgage Loan or Servicing Rights, and (E) all legal obligations to, or Contracts with, any insurer, investor or Regulatory Agency, including any rules, regulations, guidelines, underwriting standards, handbooks and other binding requirements of any Regulatory Agency, applicable to any Company Mortgage Loan or Servicing Rights; and “Servicing Rights”

means, with respect to a Company Mortgage Loan, the right or rights to service such Company Mortgage Loan and the duties and obligations associated therewith, all as further described under the related Servicing Agreements or other Applicable Requirements.

(b) Except as set forth in Section 3.22(b) of the Company Disclosure Schedule and except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect: (i) as of the time it was made or purchased by the Company or investor, each Company Mortgage Loan was evidenced by a mortgage note, agreement or other evidence of indebtedness and was duly secured by a valid, enforceable and perfected first lien on the related mortgaged property, in each case, on such forms and with such terms as necessary to comply with all Applicable Requirements, subject only to (A) the lien of current real property taxes and assessments not yet due and payable, (B) covenants, conditions and restrictions, rights of way, easements and other matters of the public record as of the date of recording as taken into account in a related, valid title insurance policy, (C) zoning and other land use restrictions and ordinances, (D) the related mortgage and (E) any state of facts an accurate survey might show, (ii) each mortgage related to a Company Mortgage Loan created an ownership interest in the mortgaged property, (iii) each mortgage note, agreement or other evidence of indebtedness related to a Company Mortgage Loan and the related mortgage is genuine and each is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions), and (iv) no Company Mortgage Loan is subject to any rights of rescission, reformation, setoff, counterclaim or defense of usury, and no such right of rescission, reformation, setoff, counterclaim, or defense has been asserted with respect thereto, nor will the operation of any of the terms of the applicable mortgage note, agreement or other evidence of indebtedness or the mortgage, or the exercise of any right thereunder, render either such mortgage note, agreement or other evidence of indebtedness or such mortgage unenforceable by the lender, in whole or in part, or subject to any right of rescission, reformation, setoff, counterclaim or defense, including the defense of usury, and no such right of rescission, reformation, setoff, counterclaim, or defense has been asserted with respect thereto.

(c) Section 3.22(c) of the Company Disclosure Schedule sets forth a true and complete list of all Mortgage Loans held by the Company or any of its Subsidiaries (including loans held for sale, loans funded but not yet delivered to investors and/or loans sold servicing retained or otherwise serviced or subserviced) as of the date three (3) business days prior to date of this Agreement and additionally indicates each such Mortgage Loan that is a Nonperforming Loan as of such date. Except as set forth in Section 3.22(c) of the Company Disclosure Schedule and except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries is the sole owner and holder of all right, title and interest in and to each Company Mortgage Loan held for sale by the Company or any of its Subsidiaries, (ii) such Company Mortgage Loans, to the extent not fully repaid, are valid and enforceable in accordance with their terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions), and (iii) such Company Mortgage Loans are not sixty (60) days or more days delinquent (except for any Mortgage Loans identified Section 3.22(c) of the Company Disclosure Schedule as Nonperforming Loans) and have not been held for sale for a period of time after the date of funding that is outside the requirements of any Applicable Requirement and any applicable warehouse line. For purposes of this Section 3.22(c), “Nonperforming Loan” means a Company Mortgage Loan, as of January 26, 2017, (i) which is sixty (60) days or more days delinquent, (ii) owed by a mortgagor in any stage of bankruptcy or (iii) in foreclosure.

(d) With respect to all Pipeline Loans, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, each such Pipeline Loan (i) was solicited and originated in accordance with, and the loan files relating to such Pipeline Loan conform to all Applicable Requirements in effect at the time such Pipeline Loan was originated for the stage of processing that has been achieved as of the date of such report, including based on any investor commitment under which such Pipeline Loan was originated, including procurement of required settlement services (including appraisal, title and insurance services); and (ii) arose out of bona fide transactions in the ordinary course of business consistent with past practice (except as otherwise required by Law). To the knowledge of the Company, all persons that have or have had any interest in or rights relating to each Pipeline Loan, whether as broker, mortgagee, assignee, pledgee or otherwise, have been in compliance with any and all Applicable Requirements in effect at the time such Pipeline Loan was originated, except where such failure to comply with such Applicable Requirements has not had or would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, “Pipeline Loans” means loan applications for loans and pre-approvals taken by employees or approved correspondents of the Company or its Subsidiaries and entered onto the Company’s or such Subsidiary’s pipeline tracking system which have not yet been funded.

(e) Section 3.22(e) of the Company Disclosure Schedule sets forth a true and complete description, as of December 31, 2016, of all loss sharing arrangements of the Company and/or any of its Subsidiaries with respect to any Company Mortgage Loans and/or Servicing Agreements.

(f) Section 3.22(f) of the Company Disclosure Schedule sets forth a list, as of December 31, 2016, of all current pending mortgage insurance related claims.

(g) Section 3.22(g) of the Company Disclosure Schedule sets forth a list, as of December 31, 2016, of all Company Mortgage Loans sold or serviced by the Company or its Subsidiaries that have been repurchased, or been subject to a claim of repurchase, indemnification or make whole asserted against the Company or any of its Subsidiaries due to a breach of any representation, warranty or covenant by the Company or any of its Subsidiaries, since December 31, 2013.

(h) The Company and its Subsidiaries have the entire right, title and interest in and to the Servicing Rights and have the sole right to service the Company Mortgage Loans currently being serviced by the Company subject to Applicable Requirements. Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (i) each servicing advance made by or on behalf of the Company or its Subsidiaries was made, and is reimbursable in accordance with the applicable Servicing Agreement and is a valid and subsisting amount owing to the Company or such Subsidiary and (ii) neither the Company nor any of its Subsidiaries has received any written notice from an investor, insurer or other party in which such investor, insurer or other party disputes or denies any claim by or on behalf of the Company or such Subsidiary for reimbursement in connection with a servicing advance, except, in any such case, as described on Section 3.22(h) of the Company Disclosure Schedule.

(i) Except as set forth in Section 3.22(i) of the Company Disclosure Schedule and except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with the Company’s and its Subsidiaries’ servicing or, as applicable, subservicing, obligations under all Applicable Requirements, including with respect to (A) the collection and application of mortgagor payments, (B) the servicing of adjustable rate Mortgage Loans, (C) the assessment and collection of late charges, (D) the maintenance of escrow accounts, (E) the collection of delinquent or defaulted accounts, including loss mitigation, foreclosure and real-estate owned management, (F) the maintenance of required insurance, including force-placed insurance policies, (G) the communication regarding processing of loan payoffs, (H) the release and satisfaction of mortgages and (I) the assessment and calculation of fees and (ii) neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened cancellation or partial termination of any Servicing Agreement.

(j) Except as set forth in Section 3.22(j) of the Company Disclosure Schedule and except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, (i) the servicing file for each Company Mortgage Loan owned or serviced by the Company or its Subsidiaries as of the date hereof is complete and complies with all Applicable Requirements, (ii) there has been no servicer default, servicer termination event, portfolio trigger or other default or breach by the Company or its Subsidiaries under any Servicing Agreement or any Applicable Requirements and (iii) no event, condition, or omission has occurred or exists that with or without the passage of time or the giving of notice or both would: (A) constitute a default or breach by the Company or such Subsidiary under any such Servicing Agreement or Applicable Requirements; (B) permit termination of any such Servicing Agreement by a third party without the consent of the Company or such Subsidiary; (C) impose on the Company or its Subsidiaries sanctions or penalties in respect of any Servicing Agreement or any Applicable Requirement; or (D) rescind any insurance policy or reduce insurance benefits in respect of any Servicing Agreement that would result in a breach or trigger a default of any obligation of the Company or its Subsidiaries under any Servicing Agreement or Applicable Requirement.

(k) Prior to the date hereof, the Company has delivered to Parent an electronic file containing, for each Company Mortgage Loan: (i) the original principal balance, (ii) the principal amount outstanding as of such date, (iii) the amount of the escrow and reserves in the Custodial Accounts, (iv) the escrow and reserve payment deposits required (each shown separately), (v) the loan number, property name, mortgagor name, property address, property type, number of units, and other identifying data elements, (vi) the interest rate, (vii) the interest only period, if any, (viii) the interest rate reset terms and timing, if floating rate, (ix) the servicing fees payable to the Company or its Subsidiaries, (x) the original and remaining amortization terms, (xi) the agency loss levels, pricing tier and product type, (xii) the original loan to value and debt service coverage ratios and most recent occupancy, net operating income and debt service coverage ratio (each as of the date noted), and (xiii) the closing date, maturity date, next payment due date, and other payment terms of each such Mortgage Loan, including defeasance information and yield maintenance dates, as applicable (collectively, the “Servicing Tape” ). The information included in the Servicing Tape is true and correct as of the date(s) specified therein.

(l) Section 3.22(l) of the Company Disclosure Schedule sets forth a true and complete list, as of December 31, 2016, of the location of all Custodial Accounts and Related Escrow Accounts maintained by the Company or its Subsidiaries for all Company Mortgage Loans and the amount and the location of all letters of credit for all such Company Mortgage Loans. Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, all Custodial Accounts and Related Escrow Accounts are maintained in accordance with the Applicable Requirements. For purposes of this Agreement, (x) “Custodial Account” means (I) each trust account maintained by the Company or its Subsidiaries, as servicer or subservicer pursuant to any of the Servicing Agreements, for the benefit of the applicable owner of the Company Mortgage Loan or other trustee and/or any applicable noteholders or certificate holders and (II) any amounts deposited or maintained therein and (y) “Related Escrow Accounts” means all funds maintained by the Company or any of its Subsidiaries in respect of the Company Mortgage Loans (other than the Custodial Accounts), including all buy-down funds, Tax and insurance funds and other escrow and impound amounts and similar charges (including interest accrued thereon held for the benefit of the mortgagors).

(m) In connection with securitizations, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have provided all servicer reports, certifications, attestations, certificates and information that were required to be prepared or otherwise provided by the Company or its Subsidiaries, as applicable (including as required under Regulation AB), pursuant to any Servicing Agreement, including any that were to be included in any Form 8-K (and/or Form 10-D) or Form 10-K, to the person designated for receipt in the applicable Servicing Agreement on a timely basis.

3.23 TAP Plan. The Company has adopted the TAP Plan. The TAP Plan has an effective date as of the date hereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided, that (i) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent or Merger Sub that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to have a Parent Material Adverse Effect, and (ii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-

referenced therein and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from reading the disclosure that such disclosure applies to such other sections, Parent and Merger Sub each hereby represents and warrants to the Company as follows:

4.1 Corporate Organization. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Parent and Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect. As used in this Agreement, the term “Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents, materially delays or materially impairs (a) the consummation of the Merger and the other transactions contemplated by this Agreement on a timely basis or (b) the ability of Parent to perform in all material respects its obligations under this Agreement. True and complete copies of the certificate of incorporation and bylaws (or similar organizational documents) of Parent and Merger Sub as in effect as of the date of this Agreement have previously been made available by Parent and Merger Sub to the Company and neither Parent nor Merger Sub is in violation of its organizational or governing documents in any material respect.

4.2 Authority; No Violation.

(a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly approved and authorized by the Board of Directors of Parent and Merger Sub and no other corporate proceedings (including approval of stockholders) on the part of either Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b) The execution and delivery of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, and compliance by Parent and Merger Sub with any of the terms or provisions hereof, will not (i) violate, conflict with or result in a violation of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of Parent and Merger Sub, (ii) assuming compliance with the matters referred to in Section 4.3, violate any Law applicable to Parent, Merger Sub or any of their Subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub or any of their Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of this clause (iii)) for such violations, conflicts, breaches or defaults which would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

4.3 Consents and Approvals. Except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, (b) the filings and notices required under the HSR Act, (c) the filing of any required applications, filings or notices with any Governmental Entity, including any Regulatory Agency, set forth in Section 4.3 of the Parent Disclosure Schedule, and (d) such other consents, approvals, filings or registrations which, if not obtained or made, would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect, no consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with (i) the execution and delivery by Parent and Merger Sub of this Agreement or (ii) the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby.

4.4 Financial Statements. The audited financial statements of Parent for the fiscal year ended December 31, 2015 (i) have been prepared from, and are in accordance with, the books and records of Parent, (ii) fairly present in all material respects the statement of income and statement of financial position of Parent as of December 31, 2015 and the year then-ended, and (iii) have been prepared in accordance with GAAP consistently applied, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. RSM US LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices or auditing scope or procedure.

4.5 Broker’s Fees. With the exception of the engagement of Houlihan Lokey Capital, Inc., none of Parent, its Subsidiaries, its affiliates or any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.6 Absence of Certain Changes or Events. Since December 31, 2015 through the date of this Agreement, no Effect has occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

4.7 Compliance with Applicable Law. Since April 1, 2015 to the date of this Agreement, Parent has complied in all material respects with and is not in material default or violation under any Law, policy and/or guideline relating to Parent, except where neither such failure to comply with nor such default or violation under any applicable Law relating to Parent has had or would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

4.8 Parent Information. None of the information supplied or to be supplied by Parent, Merger Sub or Parent’s affiliates or representatives for inclusion or incorporation by reference in the Proxy Statement will at the time of the mailing of the Proxy Statement to the Stockholders or at the time of the Company Meeting (taking into account any amendments thereof or supplements thereto) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.9 Availability of Funds. As of the Closing Date, Parent will have available to it sufficient funds (which funds, as well as the obligations of Parent and Merger Sub hereunder, shall not be subject to any financing condition or contingencies) to consummate the Merger and the other transactions contemplated hereby and satisfy all obligations of Parent and Merger Sub under this Agreement, including the payment of the aggregate Merger Consideration and the aggregate consideration in respect of the Company Equity Awards pursuant to Section 1.7. Parent has provided to the Company a complete and correct copy of the equity commitment letter, dated as of the date hereof, from the funds listed therein (the “Funds”) in favor of Parent and providing, subject to the terms and conditions thereof, that the Company is an express third party beneficiary thereto (the “Commitment Letter”). As of the date of this Agreement, the Commitment Letter is in full force and effect, constitutes a valid and binding obligation of each of Parent and the Funds, enforceable against each in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions), and has not been amended or modified prior to the execution of this Agreement.

4.10 Ownership and Operations of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, 1,000 shares of which are validly issued and outstanding. All the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business other than (x) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement or (y) in relation to this Agreement, the Merger and the other transactions contemplated hereby and the financing of such transactions.

4.11 Ownership of Shares. Neither Parent nor Merger Sub owns any Company Common Stock, beneficially, of record or otherwise, as of the date hereof or at any time prior to the time that is immediately prior to the Effective Time.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Prior to the Effective Time. From and after the date of this Agreement and prior to the earlier of the Effective Time and the termination of this

Agreement pursuant to its terms, except as expressly required or permitted by this Agreement (including as expressly set forth in Section 5.1 or Section 5.2 of the Company Disclosure Schedule), required by applicable Law or as consented to in writing by Parent (or, in the case of clause (b), the Company) (such consent not to be unreasonably withheld, delayed or conditioned), (a) the Company shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice in all material respects and (ii) use its reasonable best efforts to maintain and preserve intact its business organization, employees and business and governmental relationships, and (b) each of the Company and Parent shall not, and shall cause their respective Subsidiaries not to, take or omit to take any action that would reasonably be expected to adversely affect or delay the ability to (i) obtain any necessary approvals of any Governmental Entity, including any Regulatory Agency, required for the Merger and the other transactions contemplated hereby, (ii) perform their respective covenants and agreements under this Agreement or (iii) consummate the Merger and the other transactions contemplated hereby on a timely basis.

5.2 Company Forbearances. Without limiting the generality of Section 5.1, from and after the date of this Agreement and prior to the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, except as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Schedule, as expressly required or permitted by this Agreement or as required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned):

(a) incur, issue, acquire, materially modify, arrange, syndicate, defease or cancel any indebtedness for borrowed money or assume or guarantee such indebtedness of another person, except for (i) indebtedness listed in Section 5.2(a) of the Company Disclosure Schedule, or (ii) indebtedness of the Company or any of its wholly owned Subsidiaries to the Company or any of its wholly owned Subsidiaries;

(b) adjust, split, combine, recapitalize or reclassify any capital stock;

(c) make, authorize, declare, set aside or pay any dividend, payable in cash, stock, property or otherwise, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except (i) dividends paid by any of the Company’s Subsidiaries to the Company or any of its wholly owned Subsidiaries, (ii) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Stock Options or for withholding Taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards, in each case, in accordance with past practice and the terms of the Company Stock Plans and applicable awards agreements as in effect on the date hereof, or (iii) in accordance with the TAP Plan, subject to Section 5.2(d);

(d) redeem, modify, amend or terminate the TAP Plan, or waive any material provision of the TAP Plan or approve any Exemption Request (as defined in the TAP Plan),

unless (i) the Board of Directors of the Company has effected a Company Adverse Recommendation Change in accordance with Section 6.9 or (ii) the Company is terminating this Agreement in accordance with Section 8.1(e);

(e) grant or issue any Company Equity Awards or any other stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(f) issue, transfer, sell, pledge, dispose of, grant, lease, guarantee or encumber or otherwise permit or authorize to become outstanding any additional shares of capital stock or other voting securities or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants or other rights of any kind to acquire any shares of capital stock or other Company Equity Securities or Company Voting Debt, except pursuant to (i) the exercise of Company Stock Options or the settlement of Company Equity Awards in accordance with their terms or (ii) the TAP Plan;

(g) (A) sell, pledge, transfer, mortgage, encumber, permit to lapse or expire or otherwise dispose of any of its material properties or material assets or any business to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than pursuant to Contracts in force at the date of this Agreement or (B) sell, assign, transfer, convey or otherwise dispose any Servicing Rights to any third party, in the case of this clause (B) other than such sales, assignments, transfers, conveyances or other disposals in compliance with the terms and conditions set forth in Section 5.2(g) of the Company Disclosure Schedule (it being understood that both the Company and Parent shall comply with the terms and conditions set forth in Section 5.2(g) of the Company Disclosure Schedule);

(h) enter into any material new line of business;

(i) except for transactions in the ordinary course of business consistent with past practice (which shall include purchases of pools of loans in the ordinary course of business consistent with past practice), make any acquisition of, or material investment in, any business, whether by way of purchase of stock or securities, contributions to capital, merger, property transfers, or purchase of any property or assets of any other individual, corporation or other entity (other than a wholly owned Subsidiary of the Company);

(j) (A) modify, terminate, amend or waive any material provision of any Company Contract or Lease (other than the TAP Plan, subject to Section 5.2(d)), or (B) enter into any new Contract that (x) would constitute a Company Contract or Lease if it were in effect on the date of this Agreement, other than normal renewals of Company Contracts or Leases without changes of terms or (y) contains a change of control or similar provision in favor of the other party or parties thereto that would require a material payment to or give rise to any material rights to such other party or parties in connection with the consummation of the Merger (including in combination with any other event or circumstances);

(k) except as required under the terms of any Company Benefit Plan, (A) enter into, adopt, terminate or amend any Company Benefit Plan, other than amendments in the ordinary course of business consistent with past practice that do not materially increase the cost to the Company of maintaining such Company Benefit Plan, (B) increase the compensation or benefits payable to any current or former employee, officer, individual service provider or director, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for the payment of bonuses and incentive compensation for completed periods in the ordinary course of business consistent with past practice, and based on actual achievement of any applicable performance goals as in effect on the date hereof, (D) enter into any new, or amend any existing, employment, severance, change in control, retention, transaction bonus, collective bargaining agreement or similar agreement or arrangement, (E) fund any rabbi trust or similar arrangement, (F) hire or terminate (other than for cause) any employee with an annual base cash compensation in excess of $150,000, or (G) take any action to accelerate the vesting or payment of any compensation or benefits under any Company Benefit Plan;

(l) settle, release, waive or compromise any claim, suit, action or proceeding, except for a settlement (A) in an amount not in excess of $500,000 individually or $1,000,000 in the aggregate (excluding cash payments made by third parties for which neither the Company nor any of its Subsidiaries is liable), (B) that would not impose any material restriction on the business of the Company, the Surviving Corporation or their respective Subsidiaries and (C) does not impose equitable or injunctive relief, material restriction, effect or obligation on the business of the Company, the Surviving Corporation or their respective Subsidiaries;

(m) amend the Company Charter, Company Code of Regulations or comparable governing documents of the Company’s Subsidiaries;

(n) merge or consolidate the Company or any of its Subsidiaries with any other person (except for any such transactions among wholly owned Subsidiaries of the Company) or restructure, reorganize or adopt a plan or agreement to completely or partially liquidate or dissolve the Company or any of its Subsidiaries;

(o) take any action that is intended or reasonably expected to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.2 not being satisfied in a timely manner;

(p) implement or adopt any material change in its financial accounting principles, procedures, practices or methods, other than as may be required by (A) changes in GAAP, or (B) guidelines or policies imposed by any Governmental Entity;

(q) make any material changes in the Company’s policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices, regulations, guidelines or policies imposed by any Governmental Entity;

(r) make, or commit to make, any capital expenditures in excess of $500,000 individually or $1,000,000 in the aggregate;

(s) disclose any material trade secrets of the Company or any of its Subsidiaries other than pursuant to agreements entered into in the ordinary course of business consistent with past practice that contain confidentiality undertakings with respect to such trade secrets;

(t) other than in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended income or other material Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim, audit, assessment or dispute regarding a material amount of Taxes, surrender any right to claim a refund of Taxes; or

(u) agree, authorize or commit, in writing or otherwise, to take any of the foregoing actions prohibited by this Section 5.2.

5.3 Parent Forbearances. Without limiting the generality of Section 5.1, from and after the date of this Agreement and prior to the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, except as set forth in Section 5.3 of the Parent Disclosure Schedule, as expressly required or permitted by this Agreement or as required by applicable Law, Parent shall not, and shall not permit any of its Subsidiaries (including Merger Sub) to, without the prior written consent of Company (such consent not to be unreasonably withheld, delayed or conditioned):

(a) incur any indebtedness for borrowed money that would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect;

(b) (i) enter into any agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other assets, person or business, (ii) make any loans, advances or capital contributions to, or investments in, any other person, (iii) adopt or publicly propose any plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, or (iv) take any other action, in each case that is intended or would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect;

(c) take any action that is intended or reasonably expected to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.3 not being satisfied in a timely manner; or

(d) agree, authorize or commit, in writing or otherwise, to take any of the foregoing actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) The Company shall prepare and file with the SEC the Proxy Statement as promptly as reasonably practicable after the date of this Agreement (and in any event no later than thirty (30) days hereafter). Parent shall cooperate and provide such other assistance as may reasonably be requested by the Company in connection with the preparation of the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto. The Company shall notify Parent as promptly as reasonably practicable of the receipt of any oral or written comments from the staff of the SEC relating to the Proxy Statement and the Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all such comments. The Company will use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable following its filing with the SEC. The Company shall cause the definitive Proxy Statement to be mailed or delivered as promptly as practicable after the SEC staff advises the Company that it has no further comments on the Proxy Statement or that the Company may commence the mailing of the Proxy Statement. The Company shall cooperate and provide Parent with a reasonable opportunity to review and comment on (i) the draft of the Proxy Statement (including each amendment or supplement thereto) and (ii) all written responses to requests for additional information by and replies to written comments of the SEC staff, and the Company will, in each case, (x) consider Parent’s comments in good faith, (y) not make any statement therein regarding Parent or any of its affiliates without Parent’s consent (not to be unreasonably withheld, delayed or conditioned), except as may be required by applicable Law, and (x) provide to Parent copies of all such filings made and correspondence with the SEC or its staff with respect thereto. If at any time prior to the Effective Time, any information should be discovered by any party hereto which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and disseminated by the Company to the Stockholders.

(b) Each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement within twenty (20) business days of the date of this Agreement, and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act. In addition, the parties hereto shall cooperate with each other and use their respective reasonable best efforts to promptly (and in no event later than forty-five (45) days after the date of this Agreement, except as otherwise set forth in Section 6.1(c)) prepare and file all other necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities, including Regulatory Agencies, which are necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement or which are otherwise contemplated by Section 6.1(c), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Parent and the Company shall each have the right to review in advance, and, to the extent practicable, will consult the other on, in each case subject to applicable Laws relating to the exchange of information, any filing made with, or substantive written materials submitted to, any third party or Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable; provided, that materials may be redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries; (ii) as necessary to comply with contractual arrangements or applicable Laws; and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Notwithstanding anything to the contrary in this Agreement, with respect to any filing or supplement thereto required by a Governmental Entity or Regulatory Agency that may include sensitive financial or other information with respect to any Fund, any of its affiliates or any of its representatives, Parent and each Fund agree that such Fund may elect, in its sole discretion, to provide such information to such Governmental Entity or Regulatory Agency directly through its legal counsel, and no Fund shall be required to provide such materials directly to Parent, the Company or any of their respective representatives, nor shall Parent, the Company or any of their respective representatives be entitled to review such materials of such Fund, any of its affiliates or any of its representatives; provided, however, that (i) for the avoidance of doubt, nothing contained in this sentence shall relieve any Fund of its obligation to provide any and all information reasonably required by any such Governmental Entity or Regulatory Agency and (ii) Parent shall use its reasonable best efforts to direct each Fund to provide such information. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other parties apprised promptly of the status of filings and applications, including communications with Governmental Entities, and all other matters relating to the consummation of the transactions contemplated by this Agreement. Each party shall consult with the other parties in advance of any substantive meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other parties and/or their counsel the opportunity to attend and participate in such meeting or conference.

(c) Subject to Section 6.1(c)(viii) and Section 6.1(c)(ix) below:

(i) Agency Consents. Parent and the Company shall cooperate with each other and use their respective reasonable best efforts to obtain as promptly as practicable following the execution of this Agreement all permits, consents, approvals and authorizations of all Regulatory Agencies, including those set forth in Section 6.1(c)(i)(1) of the Company Disclosure Schedule, which are necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement, including the acquisition of any Servicing Rights, Mortgage Loans or pools of Mortgage

Loans guaranteed by a Regulatory Agency and any transfer of servicing of (or Surviving Corporation’s becoming the servicer of record with respect to) any Mortgage Loans held by a Regulatory Agency or other Governmental Entity (the “Agency Approvals” ). In connection therewith, Parent and the Company shall cooperate with each other and use their respective reasonable best efforts to prepare and file all necessary documentation, and to effect all applications, notices, petitions and filings to obtain the Agency Approvals as promptly as practicable after the date of this Agreement (it being understood that, without expanding, limiting or otherwise modifying the parties’ required efforts set forth in this Section 6.1(c)(i), the parties shall cooperate in good faith and endeavor to meet the target milestones set forth on Section 6.1(c)(i)(2) of the Company Disclosure Schedule in the manner described therein). If and when a Regulatory Agency requests additional information or documentation with respect to any Agency Approval, Parent and the Company shall each use its reasonable best efforts to provide the Regulatory Agency with the requested materials as promptly as practicable.

(ii) Third Party Consents. To the extent that any consent, approval or waiver of a third party is required with respect to any Contract, including as set forth in Section 6.1(c)(ii)(1) of the Company Disclosure Schedule, in connection with the transactions contemplated by this Agreement (each, a “Third Party Consent” ), the Company and Parent shall cooperate with each other and use their respective reasonable best efforts to obtain such Third Party Consent as promptly as practicable after the date of this Agreement (it being understood that, without expanding, limiting or otherwise modifying the parties’ required efforts set forth in this Section 6.1(c)(ii), the parties shall cooperate in good faith and endeavor to meet the target milestones set forth on Section 6.1(c)(ii)(2) of the Company Disclosure Schedule in the manner described therein); provided that nothing in this Agreement shall require Parent or the Company to make any payment or deliver anything of value to any third party in order to obtain any Third Party Consent, except, in the case of the Company, for payments or other concessions as may be reasonably requested by Parent and which are contingent upon the occurrence of the Closing. Parent shall reasonably cooperate with the Company in connection with obtaining such Third Party Consents, including by making its representatives reasonably available to meet with the parties to such Third Party Consents by telephone or in person during normal business hours as reasonably requested by the Company, and shall reasonably cooperate to provide such documentation or information as is required by any such third parties as promptly as practicable. The Company shall use its reasonable best efforts to deliver or cause to be delivered any notices to third parties that are required to be delivered pursuant to any Contract in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.

(iii) State Approvals. The Company and Parent shall cooperate with each other and use their respective reasonable best efforts to prepare and file, as promptly as practicable after the date of this Agreement, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of any state Governmental Entity listed in Section 6.1(c)(iii)(2) of the Company Disclosure Schedule, including change of control filings, which are necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement (the “State Required Regulatory Approvals” ) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such state Governmental Entities (it being understood that, without expanding, limiting or otherwise modifying the parties’ required efforts set forth in this Section 6.1(c)(iii), the parties shall cooperate in good faith and endeavor to meet the target milestones set forth on Section 6.1(c)(iii)(1) of the Company Disclosure Schedule in the manner described therein). The Company and Parent shall use their respective reasonable best efforts to furnish all information required by any state Governmental Entity in connection with any State Required Regulatory Approvals.

(iv) Branch Licenses. Parent and the Company shall each use its reasonable best efforts to obtain as promptly as practicable, and in any event prior to Closing, all state branch licenses required for the Surviving Corporation to conduct any of the activities conducted by the Company or any of its Subsidiaries at such location as of the date hereof following the Closing. In connection with Parent seeking to obtain such branch licenses, the Company shall reasonably cooperate with Parent, including by making certain of its representatives reasonably available to meet with representatives of the applicable Governmental Entity by telephone or in person during normal business hours, as reasonably requested by Parent, and reasonably cooperate with Parent to provide documentation or information regarding the Company that is required by any state Governmental Entity in connection with any such state branch license. In the event this Agreement is terminated in accordance with its terms, Parent shall immediately surrender any branch licenses granted to it or the Surviving Corporation in respect of any branch of the Company.

(v) Mortgage Loan Originators. Upon acknowledgement and agreement of a state Governmental Entity to permit Parent to obtain the foregoing branch licenses, Parent and the Company shall each use its reasonable best efforts to facilitate the transition of mortgage loan originator sponsorships from the Company to Parent in the applicable jurisdiction following the Closing.

(vi) Assumed Names (Doing Business As (DBA) Filings). Parent and the Company shall each use its reasonable best efforts to facilitate the use of the Company’s state-authorized assumed names (dbas) by Parent and/or the Surviving Corporation following the Closing. In the event this Agreement is terminated in accordance with its terms, Parent and/or Surviving Corporation shall immediately surrender any such assumed name approvals granted to it.

(vii) Counsel. From and after the date of this Agreement until the Closing Date, Parent and the Company shall make their personnel and legal counsel responsible for the items in this Section reasonably available to (i) keep each other apprised promptly with respect to the matters described in this Section 6.1(c) and (ii) consult with one another and comply with the requirements of Section 6.1(a) with respect to materials to be submitted to third parties in accordance with this Section 6.1(c).

(viii) Parent Reasonable Best Efforts. Notwithstanding anything to the contrary herein, nothing in this Section 6.1(c) shall require, or be construed to require, Parent, Merger Sub, and/or any of their respective Subsidiaries or other affiliates to (A) make any payment or deliver anything of value to any third party (other than filing and application fees to Governmental Entities (and related expenses incurred in connection therewith) or payments to its third party representatives working on its behalf to obtain approvals and consents) in order to obtain any consent; (B) take any actions in contravention of applicable Law or Order; or (C) (1) proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber any material assets, permits, operations, rights, businesses or interests, (2) other than pursuant to Section 6.1(e) and as required in connection with the filings described in Section 6.1(b), disclose any information about its founding partners, investment portfolio, performance or affiliates (other than its audited financial statements or information that is otherwise publicly available) or the identity of, or information that would permit the identification of, its limited partners or stockholders, (3) agree to invest any additional capital in Parent, the Company or any of its Subsidiaries or the Surviving Corporation or (4) take any action, or commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries (which, after the Merger, will include the Surviving Corporation and its Subsidiaries), taken as a whole.

(ix) Company Reasonable Best Efforts. Notwithstanding anything to the contrary herein, nothing in this Section 6.1(c) shall require, or be construed to require, the Company and/or any of its Subsidiaries or other affiliates to (A) subject to Section 6.1(c)(ii) with respect to any Third Party Consent, make any payment or deliver anything of value to any third party (other than filing and application fees to Governmental Entities (and related expenses incurred in connection therewith) or payments to its third party representatives working on its behalf to obtain approvals and consents) in order to obtain any consent, except, for payments or other concessions as may be reasonably requested by Parent and which are contingent upon the occurrence of the Closing; (B) take any actions in contravention of applicable Law or Order; or (C) take any action, or commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a Company Material Adverse Effect.

(x) Pipeline Loans; Transfer Notices. The parties shall cooperate with each other and use their respective reasonable best efforts to provide any notices, and to obtain any consents in accordance with applicable Law, in each case as may be necessary to transfer and assign the Pipeline Loans, accompanying loan files and existing appraisals in respect of Pipeline Loans, in each case following the Closing.

(d) In furtherance and not in limitation of the foregoing, Parent and the Company shall each use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the consummation of the Merger and the other transactions contemplated hereby.

(e) Without limiting the generality of the foregoing, Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers, stockholders and, in the case of Parent, Home Point Capital Inc. and Stone Point Capital LLC (“Stone Point”), and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(f) To the extent permitted by applicable Law, Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity, including any Regulatory Agency, whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such approval will be delayed.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws, the Company shall, and shall cause each of its Subsidiaries to, during the period prior to the Effective Time, (i) afford to the officers, employees, accountants, counsel, advisors and other representatives of Parent access, during normal business hours, to its offices, employees, properties, books, contracts, commitments, personnel, information technology systems and records (other than any such matters that relate to the negotiation and execution of this Agreement) and (ii) make available to Parent such other information concerning the Company’s and its Subsidiaries’ business, properties and personnel as Parent may reasonably request (other than information that the Company is not permitted to disclose under applicable Law). Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would include personally identifiable information of the Company’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The Company will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Parent shall hold all information furnished by or on behalf of the Company or any of the Company’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated March 16, 2016, between Stone Point and the Company (the “Confidentiality Agreement”).

(c) No investigation, or information received pursuant to any such investigation, by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein.

(d) Nothing contained in this Agreement shall give either the Company or Parent, directly or indirectly, the right to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(e) The Company shall take, or cause to be taken, the actions set forth in Section 6.2(e) of the Company Disclosure Schedule.

(f) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, the Company shall provide to Parent copies of monthly financial statements of the Company in the form substantially consistent with those made available to the Board of Directors of the Company, as soon as reasonably practical (but in any event within two (2) business days after such information is made available to the Board of Directors of the Company), beginning with the month ending immediately following the date of this Agreement, which in all cases shall be prepared from, and in accordance with, the books and records of the Company; provided that in no event shall the monthly financial statements of the Company be provided to Parent later than the twenty-first (21st) calendar day following the end of the applicable month (other than with respect to monthly financial statements of the Company for the last month of any fiscal quarter, which shall be provided to Parent no later than the last calendar day of the month following the applicable month).

6.3 Stockholders’ Approval.

(a) The Company shall take, in accordance with the OGCL, the Company Charter and the Company Code of Regulations and the rules of the NYSE, all action necessary to establish a record date and duly call, give notice of, convene and hold the Company Meeting as soon as reasonably practicable after the Proxy Statement is cleared by the SEC for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Merger, with the date of such meeting to be set after consultation with Parent. The adoption of this Agreement, the adjournment or postponement of the Company Meeting due to the absence of a quorum or if the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Requisite Company Vote, and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act shall be the only matters which the Company shall propose to be acted on by the Stockholders at the Company Meeting, unless otherwise approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned). The Company may adjourn or postpone the Company Meeting if, as of the time for which the Company Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Company Meeting, or if on the date of such Company Meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote; provided, that the Company may not adjourn or postpone the Company Meeting more than a total of two (2) times or for an aggregate of more than fifteen (15) calendar days without Parent’s prior written consent.

(b) Subject to Section 6.9, the Board of Directors of the Company shall (i) use its reasonable best efforts to obtain from the Stockholders the Requisite Company Vote, including by communicating to the Stockholders the Company Recommendation and (ii) include the Company Recommendation in the Proxy Statement. The Company shall, if requested by Parent, engage a proxy solicitor reasonably acceptable to Parent to assist in the solicitation of proxies from Stockholders relating to the Requisite Company Vote.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, Parent and the Company shall each, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company, Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Employee Benefits.

(a) During the period commencing at the Effective Time and ending on the one-year anniversary of the Closing Date (the “Continuation Period”), Parent shall cause the Surviving Corporation to provide each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) immediately following the Effective Time for so long as such employee is employed during the Continuation Period (collectively, the “Continuing Employees”) with (i) a base salary, base wage rate or commission schedule, as applicable, that is no less favorable than the base salary, base wage rate or commission schedule, as applicable, provided by Parent to its similarly-situated employees, (ii) short-term cash incentive opportunities no less favorable than the short-term cash incentive opportunities provided by Parent to its similarly-situated employees, (iii) long-term incentive opportunities that are substantially comparable to the long-term incentive opportunities provided by Parent to its similarly-situated employees, and (iv) retirement, health and welfare and other employee benefits (excluding severance, short-term cash incentive opportunities and long-term or equity-based incentive opportunities) that are substantially comparable in the aggregate to the retirement, health and welfare and other employee benefits (excluding severance, short-term cash incentive opportunities and long-term or equity-based incentive opportunities) provided by Parent to its similarly-situated employees. Parent shall cause the Surviving Corporation to provide each Continuing Employee whose employment terminates during the Continuation Period with (x) during the period commencing at the Effective Time and ending on the six-month anniversary of the Closing Date, severance benefits that are no less favorable than the severance benefits for which such Continuing Employee was eligible immediately prior to the Effective Time, and (y) during the period after the six-month anniversary of the Closing Date and through the one-year anniversary of the Closing Date, severance benefits that are no less favorable than the severance benefits provided by Parent to its similarly-situated employees.

(b) With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall, or shall cause the Surviving Corporation to use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods conditions were satisfied under the analogous Company Benefit Plan, (ii) provide each such employee and its eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any New Plans in the plan year in which the Closing occurs, and (iii) recognize all service of such employees with the Company and its Subsidiaries for purposes of eligibility, vesting and, with respect to vacation, paid-time off or severance only, determination of the level of benefit, in any New Plan (other than any New Plan that is an equity based plan or long-term incentive plan) to the same extent that such service was taken into account under the most closely analogous Company Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (x) to the extent it would result in duplication of benefits for the same period of services, (y) for purposes of benefit accrual under any defined benefit pension or the employer premium subsidy under any retiree medical plan, or (z) to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

(c) Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans set forth in Section 6.5(a) of the Company Disclosure Schedule will occur at the Effective Time.

(d) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.12, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever (including the creation of any third party beneficiary rights) under or by reason of this Agreement.

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable Law, each present and former director, officer and employee of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement. Parent and the Surviving Corporation shall also advance expenses as incurred by such Company Indemnified Party to the fullest extent permitted by applicable Law; provided, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification. Parent and the Surviving Corporation shall reasonably cooperate with the Company Indemnified Party, and the Company Indemnified Party shall reasonably cooperate with Parent and the Surviving Corporation, in the defense of any such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that Parent may substitute therefor policies from an insurer with the same or better credit rating of at least the same coverage and amounts and containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the approval of this Agreement and the transactions contemplated by this Agreement); provided, that Parent shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company, with the prior consent of Parent (not to be unreasonably withheld, delayed or conditioned), may (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under the Company’s existing directors’ and officers’ liability insurance policy providing coverage equivalent to the current policies of directors’ and officers’ liability insurance maintained by the Company as of the date hereof if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If the Company purchases such a “tail” policy, Parent or the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder.

(c) The obligations of the Surviving Corporation, Parent and the Company under this Section 6.6 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.6 without the prior written consent of the affected Company Indemnified Party or other affected person.

(d) The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If Parent, the Surviving Corporation or any of their respective successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or liabilities to any other entity or engage in any similar transaction, then in each case to the extent the obligations set forth in this Section 6.6 are not otherwise transferred and assumed by such successors and assigns by operation of Law or otherwise, Parent or the Surviving Corporation will cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, will expressly assume the obligations set forth in this Section 6.6.

6.7 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

6.8 Advice of Changes. Parent, on the one hand, and the Company, on the other hand (in such capacity, the “Notifying Party”), shall each promptly advise the other party of any change or event (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, on the Notifying Party or (ii) which the Notifying Party believes would or would be reasonably likely to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition set forth in Section 7.1, Section 7.2 (if the Company is the Notifying Party) or Section 7.3 (if Parent is the Notifying Party); provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.8 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case, unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied.

6.9 Acquisition Proposals.

(a) The Company agrees that it will not, and will cause its Subsidiaries and its and their officers, directors, employees and controlled affiliates and its and their agents, advisors, consultants, and other representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries, offers or proposals, or the making, submission or announcement of inquiries, offers or proposals, which constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage or participate or continue any discussions or any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to an Acquisition Proposal, except to notify a person that makes an inquiry with respect to an Acquisition Proposal, of the existence of the provisions of this Section 6.9(a), (iv) approve, endorse, recommend or execute or enter into any letter of intent, agreement or agreement in principle relating to any Acquisition Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to an Acquisition Proposal, (v) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal, including by granting any waiver, amendment or release under any standstill agreement or any standstill provision of any other contract or agreement (except that the Board of Directors of the Company, or any committee thereof, may grant any such waiver, amendment or release if it has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law) or any Takeover Statutes or (vi) resolve, publicly propose or agree to do any of the foregoing; provided, that, prior to the time that the Requisite Company Vote is obtained, in the event the Company receives an unsolicited, bona fide, written Acquisition Proposal that did not result from a material breach of this Section 6.9, which the Board of Directors of the Company determines in good faith, after receiving the advice of its outside legal counsel and, with respect to financial matters, its financial advisor (x) constitutes a Superior Proposal or (y) could reasonably be expected to lead to a Superior Proposal, then the Company may, and may authorize its Subsidiaries and their respective Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside legal counsel and, with respect to financial matters, its financial advisor) that the failure to take the foregoing actions would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, further, that (A) prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company and shall expressly permit the Company’s compliance with the provisions of this Agreement (an “Acceptable Confidentiality Agreement”) and (B) the Company shall promptly provide to Parent any nonpublic information to be provided to such third party that was not previously provided to Parent. The Company will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent and its affiliates and Representatives with respect to any Acquisition Proposal, including by terminating all physical and electronic data room access previously granted to any such person or its Representatives, and the Company shall promptly request the prompt return or destruction of all confidential information previously furnished to any such other person (subject to the terms of any confidentiality agreement with each such person). The Company will promptly (and in any event within forty-eight (48) hours of the Company’s knowledge of such event) advise Parent in writing of the receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including, subject to the terms of any confidentiality agreement entered into by the Company prior to the date hereof, the material terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal, and copies of all written requests, proposals, offers or proposed agreements received by the Company), and will keep Parent reasonably and promptly (and in any event within forty-eight (48) hours) informed of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. As used in this Agreement, “Acquisition Proposal” means, other than the transactions contemplated by this Agreement or any proposal or offer from Parent or any of its affiliates, whether in one transaction or in a series of transactions, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets (including capital stock of the Company’s Subsidiaries), revenue or net income of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class of equity or voting securities of the Company or one or more of the Company’s Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company (the “Material Subsidiaries”), (ii) any tender offer (including a self-tender offer) or exchange offer which, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of the Company or one or more of the Material Subsidiaries, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or one or more of the Material Subsidiaries.

(b) Except as set forth in this Section 6.9, neither the Board of Directors of the Company nor any committee thereof shall:

(i) withhold, withdraw, qualify, amend or modify (or publicly propose or resolve to withhold, withdraw, qualify, amend or modify), in a manner adverse to Parent, the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, or adopt, approve or recommend (publicly or otherwise) or propose or resolve to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal;

(ii) (A) take formal action or make any recommendation or public statement in connection with a tender offer or exchange offer relating to securities of the Company other than a recommendation against such offer or a “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act, (B) within ten (10) business days of a tender or exchange offer relating to securities of the Company having been commenced, fail to publicly recommend against such tender or exchange offer or fail to publicly reaffirm the Company Recommendation or (C) following the announcement by a third party of a bona fide

Acquisition Proposal by such third party, fail to reaffirm publicly the Company Recommendation within ten (10) business days after Parent requests in writing that the Company Recommendation be reaffirmed publicly (provided, that Parent shall only be permitted to make one such request under clause (C) in connection with any single Acquisition Proposal by a third party) (any of the actions described in the foregoing clause (i) or this clause (ii) being referred to as a “Company Adverse Recommendation Change” ); or

(iii) authorize, cause or permit the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement or a letter of intent or agreement in principle with respect thereto (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal.

(c) Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and prior to the time the Requisite Company Vote is obtained, the Board of Directors of the Company may (i) either cause the Company to terminate this Agreement in accordance with Section 8.1(e) or effect a Company Adverse Recommendation Change involving the actions described in Section 6.9(b)(i) if (A) the Company receives an unsolicited, bona fide, written Acquisition Proposal that did not result from a material breach of this Section 6.9 (and such proposal is not withdrawn) and (B) the Board of Directors of the Company determines in good faith (after receiving the advice of its outside legal counsel and, with respect to financial matters, its financial advisor) that such Acquisition Proposal constitutes a Superior Proposal (either such action, a “Superior Proposal Event”), or (ii) effect a Company Adverse Recommendation Change involving the actions described in Section 6.9(b)(i) in response to an Intervening Event (as defined below) (such action, an “Intervening Event Adverse Recommendation Change”), in each case of clauses (i) and (ii) if the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside legal counsel and, with respect to financial matters, its financial advisor) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Board of Directors of the Company may not take any actions under this sentence unless (A) it gives Parent at least three (3) business days’ prior written notice of its intention to take such action (which notice, if concerning an intended Intervening Event Adverse Recommendation Change, shall include a description of the Intervening Event in reasonable detail or, if concerning a Superior Proposal Event, shall specify the latest material terms and conditions of, and the identity of the third party making, any such Superior Proposal or any amendment or modification thereof, and include an unredacted copy of any proposal letter and the latest draft agreements relating to such Superior Proposal (including exhibits and schedules, if any)), (B) after providing such notice and prior to taking such action, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent indicates in writing a desire to negotiate) to make such adjustments in the terms and conditions of this Agreement as would permit the Company not to effect a Superior Proposal Event or an Intervening Event Adverse Recommendation Change, and (C) at the end of such notice period, the Board of Directors of the Company shall have considered in good faith any amendment or modification to this Agreement proposed in writing by Parent and (x) with respect to an intended Intervening Event Adverse Recommendation Change, shall have determined in good faith that failure to effect an Intervening Event Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) with respect to an intended Superior Proposal Event, shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect and that failure to effect the Superior Proposal Event would be inconsistent with the directors’ fiduciary duties under applicable Law. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.9 and will require a new notice period as referred to in this Section 6.9. As used in this Agreement, “Superior Proposal” means a bona fide, unsolicited, written Acquisition Proposal (with all references to “20%” being deemed to be replaced by references to “50%”) for which the Board of Directors of the Company has determined in good faith, after consultation with outside legal counsel and, with respect to financial matters, its financial advisor, (x) is more likely than not to be consummated in accordance with its terms, taking into account all relevant legal, financial, regulatory and other aspects of such Acquisition Proposal and such other factors that are deemed relevant by the Board of Directors of the Company, and (y) if consummated, would be more favorable to the Stockholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any proposed revisions to the terms of this Agreement pursuant to this Section 6.9). As used in this Agreement, “Intervening Event” means an Effect (other than any Effect resulting from a material breach of this Agreement by the Company) that was not known to the Board of Directors of the Company as of the date hereof and becomes known to the Board of Directors of the Company after the date hereof and prior to the time the Requisite Company Vote is obtained; provided, that the receipt, existence or terms of an Acquisition Proposal, or any matter relating thereto or consequence thereof, shall not constitute an Intervening Event.

(d) Nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to the Stockholders; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement, including whether there has been a Company Adverse Recommendation Change.

6.10 Public Announcements. The initial press release regarding this Agreement and the transactions contemplated hereby shall be a joint press release. The Company and Parent shall each use its reasonable best efforts to develop a joint communications plan to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan. Neither the Company nor Parent shall issue any press release or, to the extent practical, otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby, in each case without the prior written consent of the other party, except in respect of any disclosure (a) with respect to any Company Adverse Recommendation Change or Intervening Event Adverse Recommendation Change (in each case in compliance with Section 6.9 and including any public announcement of Parent in connection therewith), (b) required by applicable Law, court process or by obligations pursuant to any listing agreement with or rules of any securities exchange, or (c) made in connection with any dispute between the parties hereto regarding this Agreement and the transactions contemplated hereby.

6.11 Takeover Statutes. None of the Company, Parent or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.12 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.13 Stock Exchange De-listing. Each of the Company and Parent shall take such actions reasonably required to cause the shares of Company Common Stock to be de-listed from NYSE and deregistered under the Exchange Act as soon as practicable following the Effective Time.

6.14 Transaction Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against the Company, its Subsidiaries and/or the members of the Board of Directors or the board of directors of any of the Company’s Subsidiaries after the date of this Agreement and prior to the Effective Time (“Transaction Litigation”), the Company shall promptly (and in any event within forty-eight (48) hours) notify Parent of any such Transaction Litigation of which it has received notice, give Parent the opportunity to participate in, but not control, the defense of any such litigation and keep Parent reasonably informed with respect to the status thereof. The Company agrees that it shall not compromise, offer to settle, agree to any settlement of or come to any arrangement regarding any such litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Parent shall notify the Company promptly (and in any event within forty-eight (48) hours) of the commencement of any such Transaction Litigation of which it has received notice.

6.15 TAP Plan.

(a) The Company shall distribute the Rights (as defined in the TAP Plan) as soon as practicable after the Record Time (as defined in the TAP Plan).

(b) From and after the date of this Agreement and prior to the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, except as provided in Sections 3.23 and 6.15(a), the Company shall not enter into or adopt any “poison pill” or similar stockholder rights plan.

(c) The Company shall keep Parent promptly informed of the occurrence of any Stock Acquisition Date (as defined in the TAP Plan). Notwithstanding the first paragraph of Section 3.1(c) of the TAP Plan, in the event a Flip-in Date (as defined in the TAP Plan) shall occur prior to the Effective Time, at Parent’s option, the Board of Directors of the Company shall exchange, as soon as practicable after the Flip-in Date, all (but not less than all) of the then outstanding Rights for shares of Common Stock or TAP Plan Preferred Stock (as permitted by Section 3.1(d) of the TAP Plan) at the Exchange Ratio (as defined in the TAP Plan).

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by the Stockholders by the Requisite Company Vote.

(b) HSR Act. The statutory waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

(c) Laws. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, prevents or otherwise prohibits the consummation of the Merger or otherwise makes the consummation of the Merger illegal (each, an “Order”).

7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Company set forth in Section 3.8(a) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(ii) the representations and warranties of the Company set forth in Section 3.2(a) and Section 3.2(c) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure of such representations and warranties to be so true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and/or their affiliates, either individually or in the aggregate with all other such representations and warranties, that is more than $250,000;

(iii) the representations and warranties of the Company set forth in Section 3.1, Section 3.2(b), Section 3.2(d), Section 3.3(a), Section 3.7, Section 3.10(c), Section 3.18, Section 3.19 and Section 3.23 (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall continue to be true and correct to the extent set forth above as of such specified date) as of the Closing Date as though made on and as of the Closing Date; and

(iv) all other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Company Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III), has had or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(v) Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the foregoing effects.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to such effect.

(c) Other Regulatory Approvals. All consents, notices and approvals, as applicable, from the Governmental Entities and Regulatory Agencies set forth in Section 7.2(c) of the Company Disclosure Schedule shall have been obtained.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Parent set forth in Section 4.6 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.1, Section 4.2(a), and Section 4.5 (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall continue to be true and correct to the extent set forth above as of such specified date) as of the Closing Date as though made on and as of the Closing Date; and

(iii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement (read without giving effect to any qualification as to materiality or Parent Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV), has had or would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

(iv) The Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the Requisite Company Vote is obtained by the Company:

(a) by the mutual written consent of Parent and the Company;

(b) by either Parent or the Company if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or otherwise making the consummation of the Merger illegal has become final and non-appealable; provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party hereto whose failure to comply with any covenant in this Agreement has been the primary cause of, or resulted in, such action or inaction;

(c) by either Parent or the Company if the Merger shall not have been consummated on or before the twelve (12)-month anniversary of the date of this Agreement (the “Termination Date”); provided, that if the failure of the Closing to occur by such date shall be primarily due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein, such party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c);

(d) by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company (in the case of a termination by Parent) or Parent or Merger Sub (in the case of a termination by the Company), which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2 (in the case of a termination by Parent) or Section 7.3 (in the case of a termination by the Company) and which is not cured within thirty (30) days (or such fewer days as remain prior to the Termination Date) following written notice to the Company (in the case of a termination by Parent) or Parent (in the case of a termination by the Company) or by its nature or timing cannot be cured during such period;

(e) by the Company, prior to receipt of the Requisite Company Vote, in order to enter into a definitive agreement with respect to a Superior Proposal concurrently with such termination; provided, that (i) the Company shall have complied in all material respects with Section 6.9 and (ii) concurrently with such termination, the Company pays to Parent the Termination Fee payable pursuant to Section 8.2(b);

(f) by Parent, if, prior to receipt of the Requisite Company Vote, the Board of Directors of the Company shall have effected a Company Adverse Recommendation Change;

(g) by Parent, if there shall have been a material breach of Section 6.9; provided, that Parent shall only have the right to terminate this Agreement pursuant to this Section 8.1(g) if it delivers to the Company a written notice of such termination within ten (10) business days after becoming aware of any such breach; or

(h) by either Parent or the Company if the Company Meeting (including any adjournment or postponement thereof) shall have been held and completed and the Requisite Company Vote shall not have been obtained at such Company Meeting.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective affiliates or any other Parent Related Party shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), this Section 8.2, Article IX and the Confidentiality Agreement shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement occurring prior to termination.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(e) or by Parent pursuant to Section 8.1(f) or Section 8.1(g), then the Company shall pay Parent the Termination Fee by wire transfer of same-day funds (in the case of a termination pursuant to Section 8.1(e), concurrently with such termination, and in the case of a termination pursuant to Section 8.1(f) or Section 8.1(g), within three (3) business days after such termination); or

(ii) (A) following the date of this Agreement and prior to the Effective Time, an Acquisition Proposal shall have been announced, publicly disclosed or commenced or made known to the Board of Directors of the Company, (B) thereafter, this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c) or Section 8.1(h) or by Parent pursuant to Section 8.1(d), and (C) at any time after the execution of this Agreement and prior to the expiration of the twelfth (12th) month after the termination of this Agreement, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal made as described in subclause (A), then the Company shall pay Parent the Termination Fee by wire transfer of same-day funds on the earlier of the date the Company enters into a definitive agreement providing for such Acquisition Proposal or the date such Acquisition Proposal is consummated.

(c) For purposes of:

(i) Section 8.2(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 6.9(a) except that all references to “20%” therein shall be deemed to be references to “50%”.

(ii) this Section 8.2, the “Termination Fee” means $7,250,000, in cash.

(d) In no event shall the Company be obligated to pay Parent the Termination Fee on more than one occasion. Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in Section 8.2(b) are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements Parent and Merger Sub would not enter into this Agreement and (iii) the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that is intended to compensate Parent and Merger Sub in the circumstances in which such Termination Fee is payable. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.2(b) and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company or any successor of the Company for the amount set forth in Section 8.2(b) or any portion thereof, the Company shall reimburse Parent for reasonable costs and expenses (including attorneys’ fees) incurred by Parent and its affiliates in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made pursuant to Section 8.2(b) through the date of payment. If the Termination Fee is payable and paid in accordance with the provisions of Section 8.2(b), in connection with a termination otherwise in accordance with the terms of Section 8.1, such payment shall be the sole and exclusive remedy available to Parent and Merger Sub; provided, however, that the foregoing shall not apply to any loss suffered as a result of any fraud by the Company or the Company’s willful and material breach of any provision of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.6, Article IX and for those other covenants and agreements of the parties contained herein which by their terms are to be performed in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after the Requisite Company Vote is obtained by the Company; provided, that after the Requisite Company Vote is obtained, there may not be, without further approval of the Stockholders, any amendment of this Agreement that requires the Stockholders’ further approval under applicable Law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, that after the Requisite Company Vote is obtained, there may not be, without further approval of the Stockholders, any extension or waiver of this Agreement or any portion thereof that requires the Stockholders’ further approval under applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except as otherwise provided in Section 8.2 and Section 6.3(b), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of receipt, or if by e-mail so long as such e-mail states it is a notice delivered pursuant to this Section 9.5 and a duplicate copy of such e-mail is promptly given by one of the other methods described in this Section 9.5, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to the Company, to:

Stonegate Mortgage Corporation

9190 Priority Way West Drive, Suite 300

Indianapolis, IN 46240

Attention:        James V. Smith

Facsimile:       (317) 252-0816

E-mail:            jim.smith@stonegatemtg.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:        Robert W. Downes

                         Mitchell S. Eitel

Facsimile:       (212) 291-3588

E-mail:            downesr@sullcrom.com

                         eitelm@sullcrom.com

and

(b)	if to Parent or Merger Sub, to:

Home Point Financial Corporation

1194 Oak Valley Drive, Suite 80

Ann Arbor, MI 48108

Attention:        Corporate Secretary

Facsimile:        (734) 865-1223

E-mail:             mgoodman@homepointfinancial.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:        Daniel Wolf

                         David Feirstein

Facsimile:        (212) 446-6460

E-mail:             daniel.wolf@kirkland.com

                          david.feirstein@kirkland.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. References to “the date hereof” mean the date of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “or” shall not be exclusive. As used in this Agreement, the “knowledge” of the Company means the knowledge of any of the officers of the Company listed in Section 9.6 of the Company Disclosure Schedule after reasonable inquiry, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executive order to be closed, (ii) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iv) “made available” means (unless otherwise specified) any document or other information that was (A) provided by one party or its representatives to the other party or its representatives at least one (1) calendar day prior to the date hereof, (B) included in the virtual data room of a party prior to the date hereof or (C) in the case of the Company only, filed by the Company with the SEC and publicly available on EDGAR prior to the date hereof, and (v) “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. References to any statute or regulation refer to such statute or regulation as amended, modified or supplemented from time to time, including by succession or comparable successor statutes, and any rules and regulations promulgated thereunder. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law, including the provisions of federal and state laws prohibiting the disclosure of confidential supervisory information of banking regulatory agencies.

9.7 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent, Merger Sub or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in Article III, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. The Company acknowledges and agrees that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub has made or is making any express or implied representation or warranty other than those contained in Article IV.

(b) Except for the representations and warranties made by Parent and Merger Sub in Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent and Merger Sub in Article IV, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other person on behalf of the Company has made or is making any express or implied representation or warranty other than those contained in Article III.

9.8 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means) all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Confidentiality Agreement, the Commitment Letter and the Voting Agreements, constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Law.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery (or, if the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware) and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of such court, (ii) waives any objection to laying venue in any such action or proceeding in such court, (iii) waives any objection that such court is an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations contained herein shall be assigned by any of the parties hereto

(whether by operation of Law or otherwise) without the prior written consent of the other parties to this Agreement; provided, however, that Parent or Merger Sub may assign this Agreement to any of their controlled affiliates; provided, further, that such assignment shall not (a) relieve Parent or Merger Sub of any of its obligations hereunder or enlarge, alter or change any obligation of the Company or (b) prevent, materially delay or materially impair the consummation of the Merger and the other transactions contemplated hereby on a timely basis. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Except as otherwise specifically provided in Section 6.6, which is intended to benefit each Company Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of the risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and the Commitment Letter, or to enforce specifically the performance of the terms and provisions hereof and thereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief. The parties agree that under no circumstance shall the Company be permitted or entitled to receive both a grant of specific performance and any money damages. Subject to the terms and conditions set forth in this Agreement and the Commitment Letter, Parent acknowledges and agrees that the Company shall be entitled to specific performance to cause Parent to enforce the terms of the Commitment Letter in accordance with the terms thereof.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file, as a defense to the formation of a contract and each party hereto forever waives any such defense.

9.16 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or the Commitment Letter for any claim (whether in tort, contract or otherwise) based upon, or in respect of, the transactions contemplated hereby or thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith; provided, however, that nothing contained in this Section 9.16 shall limit the rights of the Company (i) set forth in the last sentence of Section 9.13 or (ii) pursuant to the Confidentiality Agreement. As used in this Agreement, “Parent Related Parties” means Parent’s non-controlled affiliates (including the Funds), and any of Parent’s or its non-controlled affiliates’ respective former, current or future affiliates, general or limited partners, stockholders, directors, officers, employees, managers, members, controlling persons, advisors, attorneys, representatives or agents and any heirs, executors, successors or assigns of any of the foregoing.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the parties hereto as of the date first above written.

HOME POINT FINANCIAL CORPORATION

By:	/s/ William Newman
Name: William Newman
Title: President and Chief Executive Officer

LONGHORN MERGER SUB, INC.

By:	/s/ William Newman
Name: William Newman
Title: President

STONEGATE MORTGAGE CORPORATION

By:	/s/ James V. Smith
Name: James V. Smith
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]